Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

                              Financial Statements
               For the nine-month period ended September 30, 2009,
                        presented in comparative format.

Company's Name:                                   Grupo Financiero Galicia S.A.
                                             "Corporation which has not adhered
                                                 to the optional system for the
                                                mandatory acquisition of shares
                                                          in a public offering"

Legal domicile:                              Tte. Gral. Juan D. Peron No. 456 -
                                             2nd floor Autonomous
                                             City of Buenos Aires

Principal line of business:                  Financial and Investment Activities

                            Fiscal year N(degree) 11
               For the nine-month period commenced January 1, 2009
                   and ended September 30, 2009, presented in
                               comparative format.

Date of registration in the Public Registry of Commerce:

Of Bylaws:                                   September 30, 1999

Date of latest amendment to Bylaws:          June 26, 2006

Registration number with the Corporation
 Control Authority (I.G.J.):                 11,891

Sequential Number - Corporation Control
 Authority (I.G.J.):                         1,671,058

Date of expiration of the Company's Bylaws:  June 30, 2100


Description of the Controlling Company:

Company's Name:                              EBA Holding S.A.

Principal line of business:                  Financial and Investment Activities

Interest held by the Controlling
 Company in the  Shareholders' equity
 as of 09.30.09:                             22.65%

Percentage of votes which the
 Controlling  Company is entitled
 to as of 09.30.09:                          59.42%

                  Capital status as of 09.30.09 (Note 8 to the
              Financial Statements) (figures stated in thousands of
                  pesos for "Subscribed" and "Paid-in" shares)
-----------------------------------------------------------------------------------------------
                                            Shares
-----------------------------------------------------------------------------------------------
                                          Voting rights
Number                  Class               per share           Subscribed           Paid in
-------------   ---------------------   ------------------   -----------------   --------------
  281,221,650   Ordinary class "A",              5                     281,222          281,222
                 face value of 1
  960,185,367   Ordinary class "B",              1                     960,185          960,185
                 face value of 1
-------------                                                -----------------   --------------
1,241,407,017                                                        1,241,407        1,241,407
=============                                                =================   ==============

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                           Consolidated Balance Sheet
                 As of September 30, 2009 and December 31, 2008.
                     (Figures stated in thousands of pesos)

                                                                                  09.30.09        12.31.08
                                                                                ------------    ------------
ASSETS
                                                                                ------------    ------------
CASH AND DUE FROM BANKS                                                            3,937,827       3,405,133
                                                                                ------------    ------------
- Cash                                                                             1,079,062         986,687
- Financial institutions and correspondents                                        2,858,765       2,418,446
  - Argentine Central Bank                                                         2,490,790       2,036,164
  - Other local financial institutions                                                 7,849          16,228
  - Foreign                                                                          360,126         366,054
                                                                                ------------    ------------
GOVERNMENT AND CORPORATE SECURITIES                                                4,314,679       1,531,870
                                                                                ------------    ------------
- Holdings of securities in special investment accounts                              337,133               -
- Holdings of trading securities                                                      45,791         252,584
- Government securities received in connection with reverse repo
   transactions with the Argentine Central Bank                                      383,670         127,532
- Government unlisted securities                                                   1,934,894         595,678
- Investments in listed corporate securities                                          15,191              56
- Securities issued by the Argentine Central Bank                                  1,598,000         556,020
                                                                                ------------    ------------
LOANS                                                                             11,375,300      11,774,586
                                                                                ------------    ------------
- To the non-financial public sector                                                  30,253       1,373,642
- To the financial sector                                                             16,625         148,115
  - Interbank loans (call money loans granted)                                        16,300          40,200
  - Other loans to local financial institutions                                          320          65,662
  - Accrued interest, adjustments and quotation differences receivable                     5          42,253
- To the non-financial private sector and residents abroad                        12,081,410      10,779,630
  - Advances                                                                         882,688         594,365
  - Promissory notes                                                               2,405,907       2,116,303
  - Mortgage loans                                                                 1,006,736       1,026,754
  - Pledge loans                                                                      69,320          80,991
  - Personal loans                                                                 1,563,746       1,217,645
  - Credit card loans                                                              4,807,928       4,378,366
  - Other                                                                          1,198,917       1,217,984
  - Accrued interest, adjustments and quotation differences receivable               188,577         185,762
  - Documented interest                                                              (42,404)        (38,468)
  - Unallocated collections                                                               (5)            (72)
- Allowances                                                                        (752,988)       (526,801)
                                                                                ------------    ------------
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                               3,577,012       4,123,770
                                                                                ------------    ------------
- Argentine Central Bank                                                             649,727         627,212
- Amounts receivable for spot and forward sales to be settled                        164,584           4,031
- Securities receivable under spot and forward purchases to be settled               573,600       1,314,589
- Premiums from brought options                                                          637               -
- Others not included in the debtor classification regulations                     1,660,735       1,726,343
- Unlisted negotiable obligations                                                     16,000           4,951
- Balances from forward transactions without delivery of underlying
   asset to be settled                                                                45,646          10,445
- Others included in the debtor classification regulations                           489,698         440,598
- Accrued interest receivable not included in the debtor classification
   regulations                                                                         4,100           3,286
- Accrued interest receivable included in the debtor classification                    2,496           4,567
   regulations
- Allowances                                                                         (30,211)        (12,252)

The accompanying Notes 1 to 27 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                           Consolidated Balance Sheet
                    As of September 30, 2009 and December 31, 2008.
                     (Figures stated in thousands of pesos)

                                                          09.30.09          12.31.08
                                                        ------------    ------------
ASSETS UNDER FINANCIAL LEASES                                366,224         445,237
                                                        ------------    ------------
- Assets under financial leases                              370,478         449,936
- Allowances                                                  (4,254)         (4,699)
                                                        ------------    ------------
EQUITY INVESTMENTS                                            51,528          48,519
                                                        ------------    ------------
- In financial institutions                                    1,905           1,712
- Other                                                       55,523          50,018
- Allowances                                                  (5,900)         (3,211)
                                                        ------------    ------------
MISCELLANEOUS RECEIVABLES                                  1,147,600       1,845,208
                                                        ------------    ------------
- Receivables for assets sold                                 33,590          18,031
- Minimum presumed income tax                                321,514         284,421
- Other                                                      872,842       1,623,860
- Accrued interest on receivables for assets sold                568             108
- Other accrued interest and adjustments receivable               95              86
- Allowances                                                 (81,009)        (81,298)
                                                        ------------    ------------
BANK PREMISES AND EQUIPMENT                                  897,319         871,269
                                                        ------------    ------------
MISCELLANEOUS ASSETS                                          54,422          78,623
                                                        ------------    ------------
INTANGIBLE ASSETS                                            571,493         566,979
                                                        ------------    ------------
- Goodwill                                                    29,249          37,804
- Organization and development expenses                      542,244         529,175
                                                        ------------    ------------
UNALLOCATED ITEMS                                             25,889           5,744
                                                        ------------    ------------
OTHER ASSETS                                                  36,947          38,852
                                                        ------------    ------------
TOTAL ASSETS                                              26,356,240      24,735,790
                                                        ============    ============

The accompanying Notes 1 to 27 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                           Consolidated Balance Sheet
                 As of September 30, 2009 and December 31, 2008.
                     (Figures stated in thousands of pesos)

                                                                                  09.30.09       12.31.08
                                                                                ------------   ------------
LIABILITIES
                                                                                ------------   ------------
DEPOSITS                                                                          15,837,005     14,056,134
                                                                                ------------   ------------
- Non-financial public sector                                                      1,467,981      1,290,958
- Financial sector                                                                   206,822        169,302
- Non-financial private sector and residents abroad                               14,162,202     12,595,874
  - Current accounts                                                               3,155,436      3,002,003
  - Savings Accounts                                                               4,298,703      3,843,596
  - Time Deposits                                                                  6,384,182      5,411,178
  - Investment accounts                                                                   41            206
  - Other                                                                            263,091        261,927
  - Accrued interest and quotation differences payable                                60,749         76,964
                                                                                ------------   ------------
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                               6,253,975      6,739,452
                                                                                ------------   ------------
- Argentine Central Bank                                                               1,594          1,682
  - Other                                                                              1,594          1,682
- Banks and international entities                                                   517,516        941,483
- Unsubordinated negotiable obligations                                            1,761,350      1,886,138
- Amounts payable for spot and forward purchases to be settled                       474,208      1,014,120
- Securities to be delivered under spot and forward sales to be settled              564,807        363,640
- Loans from local financial institutions                                            218,736        248,550
  - Interbank loans (call money loans received)                                       33,000              -
  - Other loans from local financial institutions                                    183,794        245,630
  - Accrued interest payable                                                           1,942          2,920
- Balances from forward  transactions  without delivery of underlying
   asset to be settled                                                                48,251          1,270
- Other                                                                            2,626,054      2,207,308
- Accrued interest and quotation differences payable                                  41,459         75,261
                                                                                ------------   ------------
MISCELLANEOUS LIABILITIES                                                            498,036        478,720
                                                                                ------------   ------------
- Dividends payable                                                                    1,794         16,147
- Directors' and syndics' fees                                                         4,635          4,946
- Other                                                                              491,607        457,627
                                                                                ------------   ------------
PROVISIONS                                                                           236,532        257,333
                                                                                ------------   ------------
SUBORDINATED NEGOTIABLE OBLIGATIONS                                                1,123,043        986,969
                                                                                ------------   ------------
UNALLOCATED ITEMS                                                                      9,553         12,627
                                                                                ------------   ------------
OTHER LIABILITIES                                                                    119,581        112,606
                                                                                ------------   ------------
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                              273,397        246,204
                                                                                ------------   ------------
TOTAL LIABILITIES                                                                 24,351,122     22,890,045
                                                                                ------------   ------------
SHAREHOLDERS' EQUITY                                                               2,005,118      1,845,745
                                                                                ------------   ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                        26,356,240     24,735,790
                                                                                ============   ============

The accompanying Notes 1 to 27 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                        Consolidated Memorandum Accounts
                 As of September 30, 2009 and December 31, 2008.
                     (Figures stated in thousands of pesos)

                                                                                09.30.09       12.31.08
                                                                              ------------   ------------
DEBIT                                                                           25,141,505     21,933,364
                                                                              ------------   ------------
CONTINGENT                                                                       5,977,069      6,927,043
                                                                              ------------   ------------
- Loans obtained (unused balances)                                                  84,487         28,653
- Guarantees received                                                            3,903,685      5,008,038
- Others not included in the debtor classification regulations                      18,938         23,140
- Contingencies re. contra items                                                 1,969,959      1,867,212
                                                                              ------------   ------------
CONTROL                                                                         11,263,022      8,291,363
                                                                              ------------   ------------
- Uncollectible loans                                                              829,759        620,400
- Other                                                                         10,028,652      7,301,237
- Control re. contra items                                                         404,611        369,726
                                                                              ------------   ------------
DERIVATIVES                                                                      6,472,062      6,205,152
                                                                              ------------   ------------
- "Notional" value of forward transactions without delivery of underlying
    asset                                                                        3,364,943      3,350,404
- Interest rate swaps                                                                6,500              -
- Other                                                                            152,500              -
- Derivatives re. contra items                                                   2,948,119      2,854,748
                                                                              ------------   ------------
TRUST ACCOUNTS                                                                   1,429,352        509,806
                                                                              ------------   ------------
- Trust funds                                                                    1,429,352        509,806
                                                                              ------------   ------------
CREDIT                                                                          25,141,505     21,933,364
                                                                              ------------   ------------
CONTINGENT                                                                       5,977,069      6,927,043
                                                                              ------------   ------------
- Loans granted (unused balances)                                                1,112,677      1,003,449
- Guarantees granted to the Argentine Central Bank                                   2,999          2,522
- Other guarantees granted included in the debtor classification
   regulations                                                                     190,263        208,851
- Other guarantees granted not included in the debtor classification
   regulations                                                                     390,882        395,262
- Others included in the debtor classification regulations                         260,247        226,556
- Others not included in the debtor classification regulations                      12,891         30,572
- Contingencies re. contra items                                                 4,007,110      5,059,831
                                                                              ------------   ------------
CONTROL                                                                         11,263,022      8,291,363
                                                                              ------------   ------------
- Checks and drafts to be credited                                                 404,394        369,531
- Other                                                                            361,509        273,185
- Control re. contra items                                                      10,497,119      7,648,647
                                                                              ------------   ------------
DERIVATIVES                                                                      6,472,062      6,205,152
                                                                              ------------   ------------
- "Notional" value of put options written                                          128,511        144,650
- "Notional" value of forward  transactions  without delivery of underlying
    asset                                                                        2,814,608      2,879,295
- Other                                                                              5,000              -
- Derivatives re. contra items                                                   3,523,943      3,181,207
                                                                              ------------   ------------
TRUST ACCOUNTS                                                                   1,429,352        509,806
                                                                              ------------   ------------
- Trust liabilities re. contra items                                             1,429,352        509,806

The accompanying Notes 1 to 27 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                          Consolidated Income Statement
                       For the nine-month period commenced
                  January 1, 2009 and ended September 30, 2009,
                  presented in comparative format with the same
                       period of the previous fiscal year.
                     (Figures stated in thousands of pesos)

                                                                                09.30.09       09.30.08
                                                                              ------------   ------------
FINANCIAL INCOME                                                                 2,196,736      1,828,006
                                                                              ------------   ------------
- Interest on cash and due from banks                                                  522          7,798
- Interest on loans to the financial sector                                          3,932          2,100
- Interest on advances                                                             149,249        127,009
- Interest on promissory notes                                                     289,326        320,459
- Interest on mortgage loans                                                        89,935         93,214
- Interest on pledge loans                                                           8,927         11,032
- Interest on credit card loans                                                    608,567        457,710
- Interest on other loans                                                          309,638        228,027
- Net income from government and corporate securities                              400,351        180,524
- Interest on other receivables resulting from financial brokerage                   3,774         25,880
- Net income from secured loans - Decree No. 1387/01                                10,223         45,619
- CER adjustment                                                                    22,748        103,604
- Exchange rate differences on gold and foreign currency                            97,900        100,484
- Other                                                                            201,644        124,546
                                                                              ------------   ------------
FINANCIAL EXPENSES                                                               1,080,537      1,050,282
                                                                              ------------   ------------
- Interest on current account deposits                                               9,706         14,739
- Interest on savings account deposits                                               2,678          2,675
- Interests on time deposits                                                       646,675        526,476
- Interest on interbank loans received (call money loans)                            2,597          2,133
- Interest on other loans from financial institutions                                1,269            706
- Interest on other liabilities resulting from financial brokerage                 159,452        220,747
- Interest on subordinated obligations                                              93,124         74,015
- Other interest                                                                     2,336          2,651
- Net income from options                                                              163              -
- CER adjustment                                                                       293          8,648
- Contributions made to Deposit Insurance Fund                                      19,172         17,472
- Other                                                                            143,072        180,020
                                                                              ------------   ------------
GROSS FINANCIAL MARGIN                                                           1,116,199        777,724
                                                                              ------------   ------------
PROVISIONS FOR LOAN LOSSES                                                         465,099        263,391
                                                                              ------------   ------------
INCOME FROM SERVICES                                                             1,360,074      1,140,408
                                                                              ------------   ------------
- Related to lending transactions                                                  321,794        283,785
- Related to borrowing transactions                                                321,905        268,431
- Other commissions                                                                 18,389         17,494
- Other                                                                            697,986        570,698
                                                                              ------------   ------------
EXPENSES FOR SERVICES                                                              361,400        269,041
                                                                              ------------   ------------
- Commissions                                                                      140,582        119,206
- Other                                                                            220,818        149,835

The accompanying Notes 1 to 27 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                          Consolidated Income Statement
                               For the nine-month
         period commenced January 1, 2009 and ended September 30, 2009, presented in comparative format with the same
                      period of the previous fiscal year.
                     (Figures stated in thousands of pesos)

                                                                                09.30.09        09.30.08
                                                                              ------------    ------------
ADMINISTRATIVE EXPENSES                                                          1,466,090       1,301,274
                                                                              ------------    ------------
- Personnel expenses                                                               807,457         704,723
- Directors' and syndics' fees                                                       5,806           5,539
- Other fees                                                                        50,410          41,578
- Advertising and publicity                                                         89,242         109,973
- Taxes                                                                            100,666          74,840
- Depreciation of bank premises and equipment                                       55,224          45,848
- Amortization of organization expenses                                             31,448          26,844
- Other operating expenses                                                         205,631         184,977
- Other                                                                            120,206         106,952
                                                                              ------------    ------------
NET INCOME FROM FINANCIAL BROKERAGE                                                183,684          84,426
                                                                              ------------    ------------
MINORITY INTEREST RESULT                                                           (30,913)        (24,805)
                                                                              ------------    ------------
MISCELLANEOUS INCOME                                                               417,785         385,195
                                                                              ------------    ------------
- Net income from equity investments                                                11,437          56,735
- Penalty interests                                                                 27,536           2,751
- Loans recovered and allowances reversed                                           32,066          94,539
- CER adjustment                                                                        64               -
- Other                                                                            346,682         231,170
                                                                              ------------    ------------
MISCELLANEOUS LOSSES                                                               271,521         240,845
                                                                              ------------    ------------
- Penalty interests and charges in favor of the Argentine Central Bank                  69              11
- Provisions for losses on miscellaneous receivables and other provisions           88,479          96,493
- CER adjustment                                                                         -             419
- Amortization of differences arising from court resolutions                        82,455          28,370
- Depreciation and losses from miscellaneous assets                                    959           1,205
- Amortization of goodwill                                                           8,554          15,324
- Other                                                                             91,005          99,023
                                                                              ------------    ------------
NET INCOME BEFORE INCOME TAX                                                       299,035         203,971
                                                                              ------------    ------------
INCOME TAX                                                                         119,072          59,378
                                                                              ------------    ------------
NET INCOME FOR THE PERIOD                                                          179,963         144,593
                                                                              ------------    ------------

The accompanying Notes 1 to 27 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
            Consolidated Statement of Cash Flows and Cash Equivalents
          For the nine-month period commenced January 1, 2009 and ended
          September 30, 2009, presented in comparative format with the same period of the previous fiscal year.
                     (Figures stated in thousands of pesos)

                                                                           09.30.09        09.30.08
                                                                         ------------    ------------
CHANGES IN CASH AND CASH EQUIVALENTS (Note 22)
- Cash at beginning of fiscal year                                          4,795,383       3,766,207
- Cash at period-end                                                        5,806,748       4,692,129
                                                                         ------------    ------------
Increase in cash, net (in constant currency)                                1,011,365         925,922
                                                                         ------------    ------------
CAUSES FOR CHANGES IN CASH (IN CONSTANT CURRENCY) Operating activities Net collections/(payments) for:
- Government and corporate securities                                         179,034         662,361
- Loans
  - To the financial sector                                                     4,336           1,908
  - To the non-financial public sector                                          7,533          52,766
  - To the non-financial private sector and residents abroad                  186,573         467,890
- Other receivables resulting from financial brokerage                        167,637          12,798
- Assets under financial leases                                               145,537         (46,817)
- Deposits
  - To the financial sector                                                    37,520           6,628
  - To the non-financial public sector                                        177,023          60,035
  - To the non-financial private sector and residents abroad                  610,241         465,563
- Other liabilities from financial brokerage
  - Financing from the financial sector
    - Interbank loans (call money loans received)                              30,403         (14,633)
  - Other (except from liabilities included in financing activities)          187,181        (115,114)
Collections related to income from services                                 1,628,145       1,317,701
Payments related to expenses for services                                    (443,801)       (317,121)
Administrative expenses paid                                               (1,507,284)     (1,312,681)
Payment of organization and development expenses                              (86,922)        (80,345)
Collection for penalty interests, net                                          27,467           2,740
Differences arising from court resolutions paid                               (42,035)        (45,201)
Collection of dividends from other companies                                   14,272          18,756
Other collections related to miscellaneous profits and losses                 107,784         136,807
Net collections / (payments) for other operating activities
- Other receivables and miscellaneous liabilities                              46,031         (11,938)
- Other operating activities, net                                             153,071          58,283
Income tax and minimum presumed income tax payment                           (143,974)        (71,864)
                                                                         ------------    ------------
Net cash flow generated by operating activities                             1,485,772       1,248,522
                                                                         ------------    ------------
Investment activities
Payments for bank premises and equipment, net                                 (22,899)        (48,161)
Payments for miscellaneous assets, net                                        (20,523)        (52,115)
Payments for equity investments                                                (5,374)         (2,254)
Collections for equity investments                                                  -          10,421
                                                                         ------------    ------------
Net cash flows used in investment activities                                  (48,796)        (92,109)
                                                                         ============    ============

The accompanying Notes 1 to 27 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
            Consolidated Statement of Cash Flows and Cash Equivalents
          For the nine-month period commenced January 1, 2009 and ended
          September 30, 2009, presented in comparative format with the same period of the previous fiscal year.
                     (Figures stated in thousands of pesos)

                                                                      09.30.09        09.30.08
                                                                    ------------    ------------
Financing activities
Net collections/(payments) for:
- Unsubordinated negotiable obligations                                 (251,371)       (491,762)
- Argentine Central Bank
  - Other                                                                    (88)            664
- Banks and international entities                                      (212,883)        239,615
- Subordinated obligations                                               (63,908)        (53,387)
- Loans from local financial institutions                                (63,405)         78,814
Distribution of dividends                                                 (2,482)         (1,823)
Other collections from financing activities                                4,837               -
                                                                    ------------    ------------
Net cash flow used in by financing activities                           (589,300)       (227,879)
                                                                    ------------    ------------
Financial results and by holding of cash and cash equivalents
(including interest and monetary result)                                 163,689          (2,612)
                                                                    ------------    ------------
Increase in cash, net                                                  1,011,365         925,922
                                                                    ------------    ------------

The accompanying Notes 1 to 27 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                 Notes to the Consolidated Financial Statements For the nine-month period commenced January 1, 2009, and ended
              September 30, 2009, presented in comparative format. (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:        PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated Financial Statements are presented in line with the provisions of Argentine Central Bank's ("B.C.R.A.") Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences ("F.A.C.P.C.E") and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission ("C.N.V."). These financial statements include the balances corresponding to the operations carried out by Grupo Financiero Galicia S.A. (the Company) and its subsidiaries located in Argentina and abroad and form part of said Company's quarterly financial statements as supplementary information, reason for which they should be read in conjunction with them.

These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of F.A.C.P.C.E. In line with Argentine Central Bank's Communique "A" 3921, Decree No. 664/03 of the National Executive Branch and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A) established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 2:        ACCOUNTING STANDARDS

The most relevant accounting standards used in preparing the consolidated financial statements are listed below:
a.   Consolidation of Financial Statements
The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. (See Note 3 to the consolidated financial statements).

Banco de Galicia y Buenos Aires S.A. is the Company's main equity investment, a financial institution subject to the Argentine Central Bank regulations. For this reason, the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A.

Banco de Galicia y Buenos Aires S. A.'s consolidated financial statements include the balances of its subsidiaries abroad: Banco Galicia Uruguay S. A. and Galicia (Cayman) Limited. The conversion into pesos of these subsidiaries' accounting balances was made according to the following:

i. Assets and liabilities were converted into pesos according to item b.1.
ii. Allotted capital has been computed for the actually disbursed restated amounts.
iii. Accumulated earnings were determined as the difference between assets, liabilities and the allotted capital.
iv. Earnings for the period were determined by the difference between the accumulated earnings at the beginning of the fiscal year and the accumulated earnings at the end of the period. The balances of income statement accounts were converted into pesos applying the monthly average exchange rates recorded in each month of this fiscal period.
v. The significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

b.        Consistency of accounting principles
Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A., are similar to those applied by the Company (See Note 1 to the financial statements).

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:        Continued

The main valuation criteria applied by Banco de Galicia y Buenos Aires S.A. are listed below:

b.1. Foreign currency assets and liabilities
These are stated at the U.S. dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of each month.

As of September 30, 2009, December 31, 2008 and September 30, 2008, balances in U.S. dollars were converted applying the reference exchange rate (figures stated in pesos $ 3.8427, $ 3.4537 and $ 3.1302, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

b.2.      Gold bullion
Gold bullion is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling costs.

For the conversion into local currency, the procedure referred in item b.1. was applied.

b.3. Government and corporate securities
b.3.1. Government securities
b.3.1.1. Holdings of trading securities
These are recorded at the closing price for each class of securities at period/ fiscal year end, plus the value of amortization and interest coupons due and receivable, less estimated selling costs, when applicable.

b.3.1.2. Government securities received in connection with reverse repo transactions with the Argentine Central Bank. These securities have been valued according to the values stated in item b.3.1.1. above.

b.3.1.3. Government unlisted securities
Taking into consideration the valuation criteria used, these holdings include the following securities:

a) National Government Bonds in US dollars Libor due 2012 - Compensatory and Hedge Bonds: These bonds were received within the scope of sections 28 and 29 of Decree N(0) 905/02. Pursuant to the option provided for in current regulations, these have been valued at their technical value.

The same criterion was applied to holdings of such bonds used in repo transactions recorded under "Other Receivables Resulting from Financial Brokerage" and "Miscellaneous Receivables".

Had these securities been marked to market, the shareholders' equity would have been reduced by approximately $ 1,097,375 as of December 31, 2008 and $ 370,551 as of September 30, 2009, respectively.

b) Discount Bonds and GDP-Linked Negotiable Securities:
These Bonds were received in exchange for Mid-Term Argentine Republic External Notes, Series 74 and 75 carried out by the National Government pursuant to Decree No. 1735/04.

As of September 30, 2009 and December 31, 2008, the securities received have been recorded at the lowest of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities and the carrying value of the securities tendered as of March 17, 2005. Said amount was net of charged financial services. The same criterion was applied to holdings of such bonds used in repo transactions recorded under "Other Receivables Resulting from Financial Brokerage" and "Miscellaneous Receivables". Had these securities been marked to market, as of September 30, 2009 and December 31, 2008, Banco de Galicia y Buenos Aires S.A's shareholders' equity would have been reduced by approximately $ 338,440 and $ 470,372 respectively.

c) Peso-denominated Bonds issued by the Argentine Nation at Badlar rate due 2015 (Bonar 2015): These bonds derived from the debt swap offered by the National Government as per resolutions Nos. 216/09 and 57/09 jointly adopted by the Ministry of Finance (Secretaria de Hacienda y de Finanzas).

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:        Continued

Banco de Galicia y Buenos Aires S.A. exchanged National Government Bonds in Pesos at 2% due 2014 (Boden 2014) with a face value of $ 683,647 for Bonar 2015 with a face value of $ 912,669. The exchange ratio used was Bonar 2015 with a FV of $ 133.50 (figure stated in Pesos) for each Boden 2014 with a FV of $ 100 (figure stated in Pesos).

Pursuant to the guidelines established by the Argentine Central Bank for public debt instruments subscribed through a debt swap, these bonds were stated in the Shareholders' Equity at the value these exchanged securities had recorded. As of the period-end, these bonds have been valued at their acquisition cost increased according to the accrual of their internal rate of return (IRR).

As of September 30, 2009, holdings derived from the debt swap amounted to $ 350,061.

Holdings of these securities from trading operations have been valued at their acquisition cost increased according to their IRR until their volatility value is published. As of September 30, 2009, said securities amounted to $ 5,011.

Had these securities been valued at market price, Banco de Galicia y Buenos Aires S. A.'s Shareholders' Equity would have been reduced by $300,715 as of September 30, 2009.

b.3.1.4. Securities issued by the Argentine Central Bank.
a) Listed securities:
These are recorded at the closing listed price for each class of securities at the end of each period/fiscal year.

b) Unlisted securities:
Holdings of unlisted securities were valued at their acquisition cost increased on an exponential basis according to their internal rate of return. These securities have recorded no significant differences with respect to their market value.

c) Holdings of securities in special investment accounts: These securities have been valued, pursuant to the provisions set forth by the Argentine Central Bank, at their acquisition cost increased on an exponential basis according to their IRR.

As of September 30, 2009, said holdings amounted to $ 337,133.

Had these securities been valued at market price, Banco de Galicia y Buenos Aires S. A.'s Shareholders' Equity would have been increased by $ 716 as of September 30, 2009.

b.3.2. Investments in listed corporate securities
These securities are valued at the period/fiscal year-end closing price, less estimated selling costs, when applicable.

b.4. Secured Loans - Decree No. 1387/01
In January 2009, the Argentine Central Bank, through Communique "A" 4898, modified the valuation criteria to record holdings of Secured Loans derived from the public debt swap, pursuant to Decree No. 1387/01.

As from February 2009, these Secured Loans have been valued on the basis of the highest value that arises from the difference between the present value, informed by the Argentine Central Bank, and their book value, net. The latter value is the book value recorded as of January 31, 2009, increased monthly by the IRR and adjusted by the CER, net of charged financial services received.

In the case these Secured Loans' present value is lower than their book value, the monthly accrual is charged to an asset regularizing account. Such account shall be reversed by charging its balance to Income as long as such balance is higher than the positive difference existing between the present value and the net book value, as recorded in the previous fiscal year.

As of September 30, 2009, Secured Loans' balance was $ 3,972 and that one corresponding to the Regularizing Account was $ 236.

As of December 31, 2008, these Loans were recorded at the "net present value" of a cash flow structure determined under contractual conditions and discounted at a rate set by the Argentine Central Bank which, as of such date, was 9.6% per annum. Said criterion was effective until January 31, 2009.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:        Continued

As of September 30, 2009 their estimated realizable value does not record any difference when compared to their book value; while as of December 31, 2008, said value was lower to their book value by approximately $ 259,290. The estimated realizable value was obtained by calculating the present value of their future cash flow of amortization and interest, based on the market rate of debt instruments of the same issuer.

b.5. Accrual of adjustments, interest, exchange rate differences, premiums on future transactions and variable income
For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

For lending and borrowing transactions, which according to the legal and/or contractual conditions may be applicable, the adjustment by the CER has been accrued.

b.6. Debt securities and Participation Certificates in Financial Trusts Debt securities added at par have been recorded at their technical value; the remaining holdings were valued at their cost increased according to their internal rate of return. Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities, that stems from the financial statements of the respective trusts, as modified by the application of the Argentine Central Bank regulations, when applicable.

b.7.      Unlisted negotiable obligations
Holdings of these securities are valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

b.8.      Assets under financial leases
Assets under financial leases are stated at cost less accumulated amortization, adjusted by the CER, where applicable.

b.9.      Equity investments
b.9.1.    In financial institutions and supplementary and authorized activities
Argentine: Banco de Galicia y Buenos Aires S.A.'s equity investment in Banelco S.A. is valued under the equity method, based on this company's last financial statements available.

The rest of the companies with supplementary activities, in which Banco de Galicia y Buenos Aires S.A. has an equity investment, are valued at their acquisition cost restated as set forth in Note 1 to these financial statements, plus, when applicable, stock dividends and uncollected cash.

Banco de Galicia y Buenos Aires S.A. established an allowance for impairment of value for the amount by which it is estimated that the value of the investment in Compensadora Electronica S.A. exceeds the equity method value.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:        Continued

b.9.2. In other companies Argentine:
These are stated at their acquisition cost restated as mentioned in Note 1 to these financial statements, plus, when applicable, stock dividends and uncollected cash.

An allowance for impairment of value has been established for the amount by which it is estimated that the value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Galicia Inmobiliaria S.A. (in liquidation), Electrigal S.A., and Aguas Cordobesas S.A. exceeds their equity method value.

Foreign:
These are stated at cost, plus stock dividends recognized at their face value.

For the conversion into local currency, the procedure referred in item b.1. was applied.

b.10. Bank premises and equipment and miscellaneous assets
Bank premises and equipment and miscellaneous assets have been valued at their restated cost (see Note 1 above), plus the increase in value of the real estate property derived from a technical revaluation made in 1981, less accumulated depreciation.

Depreciation of these assets is determined based on their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate property, 120 months for furniture and fittings and 60 months for the rest of assets.

The residual value of the assets, taken as a whole, does not exceed their economic utilization value.

b.11. Other miscellaneous assets
These assets are valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated depreciations.

For those miscellaneous assets earmarked for sale, the effects of the changes in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition.

The depreciation charge for these assets is calculated following the same criterion as that mentioned in item b.10. above.

b.12. Intangible assets
Intangible assets have been valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated depreciations, calculated proportionally over the estimated number of months of useful life.

Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and Development Expenses".

Effective March 2003, the Argentine Central Bank established that the difference resulting from compliance with court resolutions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree No. 214/02 and supplementary regulations, must also be recorded under this caption, the amortization of which must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003. (See Note 16.1 to the consolidated financial statements).

In the period from December 2005 to December 2008, through Communique "A" 4439 and supplementary ones, the Argentine Central Bank authorized those financial institutions who have granted, as from that date, new commercial loans with an average life of more than 2 years, to defer the charge to income related to the above-mentioned amortization.

As of December 31, 2008, the balance of $ 209,661 corresponding to deferred accumulated amortizations, will begin to be amortized as from January 2009 in up to 36 equal, monthly and consecutive installments.

As of September 30, 2009 and December 31, 2008, on account of such legal proceedings, $ 276,454 and $ 316,874, respectively, were registered as assets.

b.13. Allowances for loan losses and provisions for contingent commitments

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:        Continued

These have been established based upon the estimated default risk of Banco de Galicia y Buenos Aires S.A. credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

b.14.     Income Tax
The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with the Argentine Central Bank regulations, which do not consider the application of the deferred tax method. As of September 30, 2009, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because, as of that date, it estimated it had incurred in an accumulated tax loss.

b.15. Minimum presumed income tax
Pursuant to Section 13 of the Law No. 25063 as amended by Law No. 25360, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The recognition of this deferred asset and its realization stem from the ability to generate sufficient future taxable income for offsetting purposes, in accordance with projections prepared in conformity with the Argentine Central Bank regulations.

Based on the aforementioned, as of September 30, 2009, Banco de Galicia y Buenos Aires S.A. has assets for $ 316,679.

In addition to the statement made in the preceding paragraphs, as of September 30, 2009, companies controlled by Banco de Galicia y Buenos Aires S.A. record an asset of $ 3,397 for the minimum presumed income tax, while as of December 31, 2008, this amount was $ 2,274.

b.16. Severance payments
Banco de Galicia y Buenos Aires S.A. directly charges severance payments to expenses.

The amounts that the Bank may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Severance Payments".

b.17. Accounting estimates
The preparation of financial statements at a given date requires Banco de Galicia y Buenos Aires S.A.'s management to make estimates and assessments regarding the determination of the amount of assets and liabilities; contingent assets and liabilities, as well as the income and expenses recorded for the period.

Therefore, the Bank's management makes estimates in order to calculate, at any given moment, for example, the recoverable value of assets, the allowances for loan losses and provisions for other contingencies, the depreciation charges and the income tax charge. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:        Continued

c. Differences between the Argentine Central Bank's regulations and Argentine GAAP in the Autonomous City of Buenos Aires
The C.P.C.E.C.A.B.A passed Resolutions C.D. No. 93/05 and 42/06, which adopt Technical Pronouncements 6 to 23 issued by the F.A.C.P.C.E. as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of accounting and auditing standards 1 to 4. On December 29, 2005 and December 14, 2006, the C.N.V. approved said resolutions with certain amendments.

At the date these financial statements were prepared, the Argentine Central Bank has not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering certain valuation and disclosure criteria included in the Argentine GAAP in force in the Autonomous City of Buenos Aires (C.A.B.A.).

The main differences between the Argentine Central Bank regulations and Argentine GAAP in the Autonomous City of Buenos Aires are detailed below:

c.1. Accounting for income tax according to the deferred tax method Banco de Galicia y Buenos Aires S.A. determines the income tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion based on projections prepared by Banco de Galicia y Buenos Aires S.A. would determine deferred tax assets as of September 30, 2009, amounting to $ 360,701.

c.2. Valuation of assets with the non-financial public and private sectors
c.2.1. Government securities
Argentine Central Bank regulations set forth specific valuation criteria for government securities recorded in special investment accounts and holdings of unlisted securities, which are described in Note 2.b.3.1. Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value.

Differences derived from the application of the different valuation criteria are detailed in the above-mentioned Note.

c.2.2.    National Secured Loans
In accordance with the Argentine Central Bank regulations, as of September 30, 2009, Banco de Galicia y Buenos Aires S.A. valued its holdings of Secured Loans at the higher of present value published by the Argentine Central Bank and their book value (net of the regularizing account's balance of previous month and charged financial services). As of December 31, 2008 the Bank valued such Loans at their present or technical value, the lowest of both. Pursuant to the provisions of Resolution C.D. No. 290/01 of the C.P.C.E.C.A.B.A, the restructured assets should have been valued based upon the respective market quotations of the securities exchanged as of November 6, 2001, which as from that date are considered to be the acquisition cost, if applicable, plus the interests accrued corresponding to the internal rate of return until the closing date of each period.

As of September 30, 2009 their estimated realizable value does not record any difference when compared to their book value; while as of December 31, 2008, said value was lower to their book value by approximately $ 259,290.

c.2.3. Financial reporting of effects generated by court decisions on deposits As disclosed in Note 16.1 of the consolidated financial statements, as of September 30, 2009, Banco de Galicia y Buenos Aires S.A. records an asset for $ 276,454 under "Intangible Assets - Organization and Development Expenses", for the residual value of the differences resulting from compliance with court resolutions on reimbursement of deposits within the framework of Law No. 25561, Decree No. 214/02 and supplementary regulations. Argentine GAAP admit the registration of such asset and of the corresponding allowance, based on the best estimate of the recoverable amounts.

c.2.4. Allowances for receivables from the non-financial public sector
Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:        Continued

c.3. Conversion of financial statements
The conversion into pesos of the financial statements of the foreign subsidiaries for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A.'s financial statements, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP require that:
a) The measurements in the financial statements to be converted into pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements' date; and
b) The measurements in the financial statements to be converted into pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at fiscal year-end currency, when applicable due to the application of Technical Pronouncement No.17. Exchange-rate differences arising from conversion of the financial statements shall be treated as financial income or losses, as the case may be.

The application of this criterion does not have a significant impact on Banco de Galicia y Buenos Aires S.A.'s consolidated financial statements.

c.4. Restructured loans and liabilities
Pursuant to the regulations issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. recorded restructured loans and financial obligations based on the actually restructured principal amounts plus accrued interest and capital adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

NOTE 3:        BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia S.A.'s controlled companies is presented in Note 10 and Schedule C to these individual financial statements.

Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco de Galicia y Buenos Aires S.A., holds the remaining 12.50% of the capital stock and voting rights of those companies. Furthermore, Grupo Financiero Galicia S.A. directly holds 90.00% of the capital stock and voting rights of GV Mandataria de Valores S.A.; while its controlled company Galval Agente de Valores S.A. holds the remaining 10.00% of the capital stock and voting rights of said company.

Sudamericana Holding S.A's results have been adapted to cover a nine-month period as of June 30, 2009, for consolidation purposes. This Company's financial statements, in turn, have been consolidated on a line-by-line basis with the financial statements of Galicia Retiro Cia. de Seguros S.A., Galicia Seguros S.A. and Sudamericana Asesores de Seguros S.A.

Banco de Galicia y Buenos Aires S.A.'s consolidated financial statements include the assets, liabilities, and results of the controlled companies, either directly and indirectly, detailed below:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 3:        Continued

                                                  As of September 30, 2009
---------------------------------------------------------------------------------------------------------------------------
                                                                  Shares                         Percentage held in
                                                   -----------------------------------   ----------------------------------
           Issuing company                              Class              Number         Total Capital     Possible Votes
--------------------------------------------       ---------------   -----------------   ---------------   ----------------
Banco Galicia Uruguay S.A. (*)                     Ordinary shares             791,353          100.0000          100.0000
Tarjetas Regionales S.A.                           Ordinary shares         207,586,358          100.0000          100.0000
Galicia Factoring y Leasing S.A.                   Ordinary shares           1,889,700           99.9800           99.9800
Galicia Valores S.A. Sociedad de Bolsa             Ordinary shares             999,996           99.9900           99.9900
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes de
 Inversion                                         Ordinary shares              20,000          100.0000          100.0000
Tarjetas Cuyanas S.A.                              Ordinary shares           1,939,970           60.0000           60.0000
Tarjeta Naranja S.A.                               Ordinary shares               1,920           80.0000           80.0000
Tarjetas del Mar S.A.                              Ordinary shares           2,424,208           99.9990           99.9990
Cobranzas Regionales S.A.                          Ordinary shares               7,754           77.5400           77.5400
Tarjeta Naranja Dominicana S.A.                    Ordinary shares           1,072,360           39.9998           39.9998
Galicia (Cayman) Limited                           Ordinary shares          68,535,621          100.0000          100.0000

----------
(*) Shares stated at face value of 1,000 Uruguayan pesos.

                                                  As of December 31, 2008
---------------------------------------------------------------------------------------------------------------------------
                                                                  Shares                         Percentage held in
                                                   -----------------------------------   ----------------------------------
           Issuing company                              Class              Number         Total Capital     Possible Votes
--------------------------------------------       ---------------   -----------------   ---------------   ----------------
Banco Galicia Uruguay S.A. (*)                     Ordinary shares           2,591,600          100.0000          100.0000
Tarjetas Regionales S.A.                           Ordinary shares         207,586,358          100.0000          100.0000
Galicia Factoring y Leasing S.A.                   Ordinary shares           1,889,700           99.9800           99.9800
Galicia Valores S.A. Sociedad de Bolsa             Ordinary shares             999,996           99.9900           99.9900
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes de
 Inversion                                         Ordinary shares              20,000          100.0000          100.0000
Tarjetas Cuyanas S.A.                              Ordinary shares           1,939,970           60.0000           60.0000
Tarjeta Naranja S.A.                               Ordinary shares               1,920           80.0000           80.0000
Tarjetas del Mar S.A.                              Ordinary shares           1,157,672           99.9990           99.9990
Cobranzas Regionales S.A.                          Ordinary shares               7,754           77.5400           77.5400
Galicia Pension Fund S.A.                          Ordinary shares             900,000          100.0000          100.0000
Tarjeta Naranja Dominicana S.A.                    Ordinary shares           1,072,360           39.9998           39.9998
Galicia (Cayman) Limited                           Ordinary shares          68,535,621          100.0000          100.0000

----------
(*) Shares stated at face value of 1,000 Uruguayan pesos.

                                                 As of September 30, 2009
-------------------------------------------------------------------------------------------------------------------------
                                                                                       Shareholders'
           Issuing company                       Total Assets        Liabilities          equity           Net income
-------------------------------------------    ----------------   -----------------   ---------------   ----------------
Banco Galicia Uruguay S.A.                              289,344             233,118            56,226            (13,468)
Tarjetas Regionales S.A.                                587,781               1,678           586,103            113,609
Galicia Factoring y Leasing S.A.                          6,107                 344             5,763                456
Galicia Valores S.A. Sociedad de Bolsa                   70,892              54,446            16,446                932
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes de
 Inversion                                                4,112               1,645             2,467                267
Tarjetas del Mar S.A.                                    52,033              29,013            23,020             (1,223)
Tarjeta Naranja S.A.                                  2,553,574           2,005,399           548,175            127,973
Tarjetas Cuyanas S.A.                                   471,593             359,385           112,208             20,229
Cobranzas Regionales S.A.                                 2,936               1,398             1,538                143
Tarjeta Naranja Dominicana S.A.                           6,583               3,411             3,172            (12,437)
Galicia (Cayman) Limited                                187,446                   -           187,446              7,070

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 3:        Continued

                        Balance Sheet as of December 31, 2008 and Income as of September 30, 2008
-------------------------------------------------------------------------------------------------------------------------
                                                                                       Shareholders'
           Issuing company                       Total Assets        Liabilities          equity           Net income
-------------------------------------------    ----------------   -----------------   ---------------   ----------------
Banco Galicia Uruguay S.A.                              481,190             313,907           167,283             26,009
Tarjetas Regionales S.A.                                492,621               1,464           491,157             69,095
Galicia Factoring y Leasing S.A.                          6,148                 841             5,307                531
Galicia Valores S.A. Sociedad de Bolsa                   24,924               9,410            15,514                696
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes de
 Inversion                                                3,747               1,547             2,200                 32
Tarjetas del Mar S.A.                                    50,518              26,275            24,243            (1,355)
Tarjeta Naranja S.A.                                  2,225,742           1,757,210           468,532             86,308
Tarjetas Cuyanas S.A.                                   450,062             351,631            98,431             17,362
Cobranzas Regionales S.A.                                 2,991               1,596             1,395               (95)
Galicia Pension Fund S.A.                                14,111                  37            14,074                377
Tarjeta Naranja Dominicana S.A.                           7,431               1,497             5,934           (10,510)
Galicia (Cayman) Limited                                162,154                  41           162,113             18,662

The controlled companies' financial statements were adapted to the valuation and disclosure standards set by the Argentine Central Bank and cover the same period as that of Banco de Galicia y Buenos Aires S.A.'s financial statements.

Until the previous fiscal year, Banco Galicia Uruguay S.A.'s financial statements included the balances of Banco Galicia Uruguay S.A. consolidated on a line-by-line basis with those of Galicia (Cayman) Limited, in which Banco Galicia Uruguay S.A. held a 65.3405% interest and Banco de Galicia y Buenos Aires S.A. held the remaining 34.6595%.

Since May 2009, Banco de Galicia y Buenos Aires S.A. holds a 100% interest in Galicia (Cayman) Limited. Until previous fiscal-year, Galicia (Cayman) Limited's financial statements had been consolidated with those of Galicia Pension Fund Limited, in which Galicia (Cayman) Limited held a 100% interest. Said Company was liquidated in September 2009.

Tarjetas Regionales S.A.'s financial statements as of September 30, 2009, company in which Banco de Galicia y Buenos Aires S.A. holds 68.218548% and Galicia (Cayman) Limited holds the remaining 31.781452%, which were used for consolidation purposes, have in turn consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest. Percentages of direct controlling interest are as follows:

       Issuing company               09.30.09     12.31.08
---------------------------------   ----------   ----------
Tarjetas Cuyanas S.A.                   60.000%      60.000%
Tarjetas del Mar S.A.                   99.999%      99.999%
Tarjeta Naranja S.A.                    80.000%      80.000%

Tarjeta Naranja S.A.'s financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., a company in which Tarjeta Naranja S.A. holds 87.7% of the voting stock and with the financial statements of Tarjeta Naranja Dominicana S.A., a company in which Tarjeta Naranja S.A. holds 49.9998% of the voting stock.

Furthermore, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A.'s capital stock and voting rights.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 4:        MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

The percentage of the controlled companies' shareholders' equity owned by third parties has been disclosed in the Balance Sheet, under the "Minority Interest in consolidated entities or companies" caption. The result of minority interest is disclosed in the Income Statement under "Minority Interest Results".

The minority interest percentages as of September 30, 2009 and December 31, 2008 are the following:

              Issuing company                 09.30.09     12.31.08
------------------------------------------   ----------   ----------
Banco de Galicia y Buenos Aires S.A.            5.31473%     5.34081%
Net Investment S.A.                             0.66434%     0.66760%
Sudamericana Holding S.A.                       0.66432%     0.66758%
Galicia Warrants S.A.                           0.66434%     0.66760%
Galicia Retiro Cia. de Seguros S.A. (*)         0.66439%     0.66769%
Galicia Seguros S.A. (*)                        0.66454%     0.66780%
Sudamericana Asesores de Seguros S.A. (*)       0.66990%     0.67315%

----------
(*) Minority interest determined based on the financial statements as of June 30, 2009 and September 30, 2008.

The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are listed below:

              Issuing company                 09.30.09     12.31.08
------------------------------------------   ----------   ----------
Galicia Valores S.A. Sociedad de Bolsa           0.0100%      0.0100%
Galicia Factoring y Leasing S.A.                 0.0200%      0.0200%
Tarjetas Cuyanas S.A.                           40.0000%     40.0000%
Tarjeta Naranja S.A.                            20.0000%     20.0000%
Tarjetas del Mar S.A.                            0.0010%      0.0010%
Cobranzas Regionales S.A.                       22.4600%     22.4600%
Tarjeta Naranja Dominicana S.A.                 60.0002%     60.0002%

NOTE 5:        RESTRICTED ASSETS AND CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level. Computable assets to meet minimum cash requirements are cash and the current accounts opened at the Argentine Central Bank.

As of September 30, 2009, the balances registered as computable items are as follows:

                               Item                                      $             US$       Euros (*)
-----------------------------------------------------------------   -----------   -----------   -----------
Cash held in Banco de Galicia y Buenos Aires S.A.'s subsidiaries        431,075        43,902         7,260
Cash held in valuables transportation companies and in transit          251,477        39,256         4,304
Special escrow accounts at the Argentine Central Bank                 1,005,391       456,930             -
                                                                    -----------   -----------   -----------
Total computable items to meet minimum cash requirements              1,687,943       540,088        11,564
                                                                    ===========   ===========   ===========

----------
(*) Figures stated in thousands of U.S. dollars.

I) As of September 30, 2009, Banco de Galicia y Buenos Aires S.A.'s ability to dispose of the following assets was restricted as mentioned below:

a. Cash and due from banks, government securities and secured loans
- For repo transactions                                                                                     $ 495,978
- For  transactions  carried  out at the Rosario  Futures  Exchange  (Rofex)  and the  Mercado  Abierto
Electronico (MAE)                                                                                            $ 55,697
- For credit / debit cards transactions                                                                      $ 60,444
- For other transactions                                                                                      $ 1,670

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 5:        Continued

b. Special escrow accounts
Special escrow accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of September 30, 2009 amounted to $ 270,444.

c. Deposits in favor of the Argentine Central Bank
- Unavailable deposits related to foreign exchange transactions            $ 533
- Securities held in custody to act as register agent of book-entry
  mortgage securities                                                    $ 2,999

d. Equity investments
The item "Equity Investments" includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:
- Electrigal S.A.: 1,222,406 ordinary registered non-endorsable non-transferable shares.
- Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

Banco de Galicia y Buenos Aires S.A., as a shareholder of Aguas Cordobesas S.A. and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by the said Bank.

e. Guarantees granted for direct obligations
As of September 30, 2009, Banco de Galicia y Buenos Aires S.A. has recorded $ 285,355 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by the IFC.

As collateral for the requested funds, Banco de Galicia y Buenos Aires S.A. used BODEN 2012 for a face value of US$ 140,000, equal to $ 202,044, through the Argentine Central Bank, to the Subsecretaria de la Micro, Pequena y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Small and Medium Companies. As of September 30, 2009, the balance of secured loans was $ 74,225.

Furthermore, as of September 30, 2009, Banco de Galicia y Buenos Aires S. A. used Boden 2012 for a face value of US$ 3,000 equal to $ 4,330 as collateral for the loans granted within the Credit Program to the Province of San Juan for the amount of $ 1,851.

As of December 31, 2008, the total amount of restricted assets for the aforementioned items was $ 1,995,151.

II) As of September 30, 2009, the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets of its subsidiaries was restricted as follows:

a. Galicia Valores S.A. Sociedad de Bolsa:
As of September 30, 2009 and December 31, 2008, this Company holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance covering its transactions for $ 6,450.

b. Tarjetas Cuyanas S.A.:
As of September 30, 2009 and December 31, 2008, the company's ability to dispose of time deposits for $ 650 and $ 580 respectively was restricted because these amounts were earmarked as guarantee for two collection agreements signed with the Revenue Board of the Province of Mendoza (Direccion General de Rentas de la Provincia de Mendoza) and Telefonica de Argentina.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 5:        Continued

The company has guaranteed the payment of a syndicated loan with a pledge over trust participation certificates. Moreover, there exists an additional guaranty to transfer part of the performing portfolio. Balance of principal plus accrued interests as of September 30, 2009, amounts to $ 10,302 and as of December 31, 2008 amounts to $ 31,087.

c. Tarjeta Naranja S.A.:
Attachments in connection with lawsuits have been levied on current account deposits for $ 423. Furthermore, Tarjeta Naranja S.A. has paid $ 350 as guarantees regarding certain tax issues. These amounts shall not be available until such issues are resolved.

Furthermore, Tarjeta Naranja S.A. has guaranteed several loans from financial institutions, through the assignment of registered funds into escrow accounts. Said assignment shall be effective up to the total cancellation of the above-mentioned loans. Balance of the non-amortized principal as of September 30, 2009 corresponding to the loans guaranteed as explained above amounts to $ 157,000.

Moreover, pursuant to the agreements entered into with financial institutions and as collateral for the loans received, Tarjeta Naranja S.A. has agreed not to dispose of or lease any assets or levy any tax on such assets, for an amount higher than 25% of Tarjeta Naranja S.A.'s assets in some cases, and 15% of said company's shareholders equity.

d. Banco Galicia Uruguay S.A.:
Under a fixed pledge agreement signed on July 24, 2003, and registered with the Registry of Property-Personal Property-Pledges Division of Montevideo-Uruguay, on August 5, 2003 and registered again with said Registry on June 10, 2008; Galicia Uruguay S.A.'s credit rights against all of its debtors have been pledged in favor of the holders of the transferable time-deposit certificates and/or negotiable obligations issued in compliance with the debt restructuring plan approved.

As mentioned in Note 16.3 to the consolidated financial statements, Banco Galicia Uruguay S.A. repaid in advance the remaining balance of the debt restructuring plan. Furthermore, the necessary proceedings for the release of the above-mentioned pledge are being taken.

III) As of September 30, 2009, the ability to dispose of the following assets corresponding to Galval Agente de Valores S. A. was restricted as mentioned below:
On December 20, 2005, in compliance with the Regulations issued by the Securities and Exchange Commission of Uruguay, Galval Agente de Valores S.A. made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank. Said deposit has been pledged in favor of such Bank, as collateral for compliance with regulations governing the activities carried out by securities agents.

NOTE 6:        GOVERNMENT AND CORPORATE SECURITIES

Government and corporate securities listed below were classified pursuant to the Argentine Central Bank regulations:

As of September 30, 2009 and December 31, 2008, holdings of government and corporate securities were as follows:

                                                       09.30.09     12.31.08
                                                      ----------   ----------
Government Securities
Listed
Recorded at market value
Trading securities
- Government bonds                                        43,678     147,606
- Repo transactions with the Argentine Central Bank      383,670     232,080
- Other                                                    2,113         430
                                                      ----------   ----------
Total trading securities                                 429,461     380,116
                                                      ==========   ==========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))


NOTE 6:        Continued

                                                            09.30.09       12.31.08
                                                          ------------   ------------
Recorded at cost after amortization
In special investment accounts
- Securities issued by the Argentine Central Bank              337,133              -
                                                          ------------   ------------
Total securities in investment accounts                        337,133              -
                                                          ------------   ------------
Securities issued by the Argentine Central Bank
- From repo transactions                                       166,257              -
- Listed Securities                                            204,436         35,781
- Unlisted Securities                                        1,227,307        520,239
                                                          ------------   ------------
Total securities issued by the Argentine Central Bank        1,598,000        556,020
                                                          ------------   ------------
Unlisted
Government bonds                                             1,934,894        595,678
                                                          ------------   ------------
Total unlisted securities                                    1,934,894        595,678
                                                          ------------   ------------
Allowances                                                           -              -
                                                          ------------   ------------
Total government securities                                  4,299,488      1,531,814
                                                          ------------   ------------
Corporate Securities
- Negotiable obligations (listed)                                7,522             56
- Shares                                                            48              -
- Negotiable mutual funds (E.T.Fs.)                              7,621              -
                                                          ------------   ------------
Total corporate securities                                      15,191             56
                                                          ------------   ------------
Total government and corporate securities                    4,314,679      1,531,870
                                                          ============   ============

NOTE 7:        LOANS

The lending activities carried out by Banco de Galicia y Buenos Aires S.A. are as follows:
a. Loans to the non-financial public sector: they are primarily loans to the National Government and to provincial governments.
b. Loans to the financial sector: they represent loans to banks and local financial institutions.

c. Loans to the non-financial private sector and residents abroad: they include the following types of loans:
-    Advances: short-term obligations issued in favor of customers.
-    Promissory notes: endorsed promissory notes, factoring.
- Mortgage loans: loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.
- Pledge loans: loans in which a pledge is granted as collateral, as an integral part of the loan instrument.
-    Credit card loans: loans granted to credit card holders.
-    Personal loans: loans to natural persons.
- Other: this item primarily involves export prefinancing loans and short-term placements in banks abroad.
Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must disclose the breakdown of its loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, Banco de Galicia must disclose the type of collateral established on the applicable loans to the non-financial private sector.
As of September 30, 2009 and December 31, 2008, the classification of the loan portfolio was as follows:

                                                      09.30.09       12.31.08
                                                    ------------   ------------
Non-financial public sector                               30,253      1,373,642
Financial sector                                          16,625        148,115
Non-financial private sector and residents abroad     12,081,410     10,779,630
- With preferred guarantees                            1,170,862      1,332,798
- With other collateral                                1,908,975      1,546,237
- With no collateral                                   9,001,573      7,900,595
                                                    ------------   ------------
Subtotal                                              12,128,288     12,301,387
Allowance for loan losses                              (752,988)      (526,801)
                                                    ------------   ------------
Total                                                 11,375,300     11,774,586
                                                    ============   ============

Said loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 8:        EQUITY INVESTMENTS

As of September 30, 2009 and December 31, 2008, the breakdown of "Equity Investments" was a follows:

                                                         09.30.09     12.31.08
                                                        ----------   ----------
In financial institutions and supplementary and
authorized activities
- Banco Latinoamericano de Exportaciones S.A.                1,905        1,712
- Banelco S.A.                                               8,681        8,453
- Mercado de Valores de Buenos Aires S.A.                    8,143        8,142
- Visa Argentina S.A.                                        2,576        2,576
- Other                                                        852          861
                                                        ----------   ----------
Total equity investments in financial institutions,
supplementary and authorized activities                     22,157       21,744
                                                        ----------   ----------
In non-financial institutions
- AEC S.A.                                                  19,521       14,244
- Aguas Cordobesas S.A.                                      8,911        8,911
- Electrigal S.A.                                            5,455        5,455
- Other                                                      1,384        1,376
                                                        ----------   ----------
Total equity investments in non-financial
institutions                                                35,271       29,986
                                                        ----------   ----------
Allowances                                                 (5,900)      (3,211)
                                                        ----------   ----------
Total equity investments                                    51,528       48,519
                                                        ==========   ==========

NOTE 9:        INTANGIBLE ASSETS - GOODWILL

The following table shows the breakdown of goodwill per activity as of September 30, 2009 and December 31, 2008, respectively:

                                                      09.30.09       12.31.08
                                                    ------------   ------------
In banks                                                  29,045         37,139
Companies issuing regional credit cards                      204            665
                                                    ------------   ------------
Total                                                     29,249         37,804
                                                    ============   ============

NOTE 10:       TRUST ACTIVITIES

a) Trust contracts for purposes of guaranteeing compliance with obligations:
Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver Banco de Galicia y Buenos Aires S.A., amounts as fiduciary property, to be invested according to the following detail:

                                                    Balances of Trust
                                                          Funds
 Date of Contract               Trustor                     $            Maturity Date(1)
------------------   ----------------------------   ------------------   ----------------
12.29.05             Tecsan - Benito Roggio                          3       10.31.09
11.01.06             Penaflor                                        1       12.31.10
04.10.07             Sullair                                       353       12.31.10
02.12.08             Sinteplast                                    143       01.28.13
01.14.09             Bazar Avenida                                  19       10.31.09
                                                    ------------------
                     Total                                         519
                                                    ==================

----------
(1) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b) Financial trust contracts:
Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 10:       Continued

                                                            Balances of Trust Funds
                                                    ---------------------------------------
 Date of Contract               Trustor                      $                   US$          Maturity Date
------------------   ----------------------------   ------------------   ------------------   ----------------
     07.13.05        Rumbo Norte I                               3,972                    4     07.13.11 (3)
     10.12.05        Hydro I                                    21,962                    -     09.05.17 (2)
     12.05.06        Faid 2011                                  46,171                    -     02.28.12 (3)
     12.06.06        Gas I                                     255,729                    -     06.30.11 (3)
     03.02.07        Agro Nitralco                               3,072                    -     12.31.09 (3)
     09.05.07        Saturno VII                                    90                    -     12.31.09 (3)
     11.22.07        Radio Sapienza VI                           3,816                    -     01.12.11 (3)
     05.06.08        Agro Nitralco II                           16,249                    -     12.31.10 (3)
     05.14.09        Gas II                                  1,077,758                    -     05.31.14 (3)
                                                    ------------------   ------------------
                     Totals                                  1,428,819                    4
                                                    ==================   ==================

----------
(2) These amounts shall be released monthly until redemption of debt securities.
(3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

NOTE 11:       NEGOTIABLE OBLIGATIONS

Banco de Galicia y Buenos Aires S.A. has the following Negotiable Obligations outstanding issued under the following Global Programs:

                                                                                   Date of
   Authorized                                                   Term of          approval by
    Amount (*)          Type of Negotiable Obligations          Program     Shareholders' Meeting     Approval by C.N.V.
---------------   ------------------------------------------   ---------   -----------------------   --------------------
US$ 2,000,000     Simple negotiable obligations, not            5 years    09.30.03 confirmed on     Resolution No. 14708
                   convertible into shares, subordinated                   04.27.06                  dated 12.29.03
                   or not, secured or unsecured.
US$ 342,500       Simple negotiable obligations, not            5 years    04.28.05 confirmed on     Resolution No. 15228
                   convertible into shares, subordinated                   04.26.07                  dated 11.04.05
                   or not, to be adjusted or not,
                   secured or unsecured

----------
(*) Or its equivalent in other currencies.

Banco de Galicia y Buenos Aires S.A. has the following Negotiable Obligations outstanding issued under the first global program:

                                                                                             Book value (*)
                                                                                                    $
                          Residual face value                                           -----------------------       Issuance
  Date of                         US$                                                     As of        As of         authorized
 issuance     Currency      As of 09.30.09             Type          Term      Rate      09.30.09     12.31.08      by the C.N.V.
----------   ----------   -------------------      --------------   -------   -------   ----------   ----------   ------------------
 05.18.04       US$              243,771               Simple         (1)       (2)        940,477      966,824      12.29.03 and
                                                                                                                       04.27.04
 05.18.04       US$               34,203               Simple         (3)       (4)        132,878      365,807      12.29.03 and
                                                                                                                       04.27.04
 05.18.04       US$              286,311 (**)       Subordinated      (5)       (6)      1,125,287      986,969      12.29.03 and
                                                                                                                       04.27.04

----------
(*) Includes principal and interest net of expenses.
(**) This amount includes US$ 68,100 of the capitalization of interest services due between July 1, 2004 and July 1, 2009, inclusively on the account of the payment-in-kind (by means of Negotiable Obligations Due 2019). The net proceeds of the above-mentioned issues of Negotiable Obligations were used to refinance the foreign debt in accordance with Section 36 of the Law on Negotiable Obligations, the Argentine Central Bank regulations, and other applicable regulations.

(1) The residual principal of the Negotiable Obligations Due 2014 (93.74%) shall be amortized semi-annually, beginning January 1, 2010, in installments equal to 11.11% of the original principal amount, until their maturity date on January 1, 2014, when the remaining 4.86% of the original principal amount is due.
(2) As from January 1, 2008, these Negotiable Obligations shall accrue interest payable in cash at an annual fixed rate of 7%.
(3) The residual principal of the Negotiable Obligations Due 2010 (12.5%) shall be amortized semi-annually, in installments equal to the 12.5% of the original principal amount, until their maturity date on January 1, 2010.
(4) The interest rate established for the period July 1, 2009 - December 31, 2009 is 4.6180% (6-month Libor: 1.118% plus 3.5%).

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 11:       Continued

(5) These obligations shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer's option at any time, after all negotiable obligations due in 2014 and 2010 have been fully repaid.
(6) Interest on Negotiable Obligations Due 2019 shall be payable in cash and in additional Negotiable Obligations Due 2019, semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2004. Negotiable Obligations due 2019 shall accrue interest payable in cash at an annual fixed rate of 6%, as from January 1, 2004 up to, but not including, January 1, 2014. Such interest rate will increase to 11% per annum as from January 1, 2014 up to, but not including, January 1, 2019, the maturity date of the Negotiable Obligations due 2019, unless they are previously redeemed. Interest payable in kind (by means of negotiable obligations due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019, unless these Negotiable Obligations are previously redeemed.

During March 2009, Banco de Galicia y Buenos Aires S.A. cancelled part of the Negotiable Obligations due 2014 for a face value of US$ 30,000. These securities had been acquired at market price. This transaction originated income for $ 38,741.

In August 2009, the Bank made an offer to acquire Dollar-denominated Class "A" Negotiable Obligations due 2014 in cash issued under the Global Program for the Issuance of Mid-Term Negotiable Obligations for an amount of US$ 2,000,000 with the purpose of repaying them off.

The price tendered was of 90% of their residual principal.

This offer ended on September 25, 2009 and the Negotiable Obligations offered and accepted for their repurchase amounted of face value to US$ 26,801. Said transaction was paid off on October 2, 2009. Liabilities arising therof were recorded at period-end at their repayment value. Said transaction generated income for approximately $ 9,300.

As of September 30, 2009, Banco de Galicia y Buenos S.A.'s holdings of Negotiable Obligations due 2010 and 2014 are for an amount of $ 243 and $ 73,023, respectively.

Banco de Galicia y Buenos Aires S. A. has not issued Negotiable Obligations under the second global program.

Furthermore, as of September 30, 2009, Banco de Galicia y Buenos Aires S.A. holds past due Negotiable Obligations, the holders of which have not tendered to the restructuring offer as follows:

                                                                                               Book value (*)
                                                                                                    $
  Date of                                                                          -------------   -----------      Issuance
  issuance      Currency     Residual face value                                       As of         As of         authorized
                             US$ as of 09.30.09      Type       Term       Rate       09.30.09      12.31.08      by the C.N.V.
------------   ----------   ---------------------   -------   ---------   ------   -------------   -----------   ----------------
  11.08.93        US$              1,673            Simple    10 years      9.00%      11,010            9,562       10.08.93

----------
(*) This amount includes principal and interest.

In accordance with the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations, the net proceeds of the negotiable obligations were applied to grant loans to domestic companies to finance investments in physical assets in Argentina, working capital or to restructure liabilities, personal loans and mortgage loans to finance housing construction, or to acquire interest in domestic companies' capital stock and other uses envisaged by current regulations.

In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following negotiable obligations outstanding:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 11:       Continued

a) Banco Galicia Uruguay S.A. As of December 31, 2008:

                        Residual face value in US$
 Date of issuance           as of 12.31.08               Term        Rate
-------------------   ------------------------------   ---------   ----------
    10.17.06                                   7,468(*) 5 years        2.0000%
    08.31.03                                   8,878    9 years        5.3088%
----------
(*) As of December 31, 2008, Grupo Financiero Galicia S.A. held Negotiable Obligations issued on 10.17.06 for a FV of US$ 208.

As of September 30, 2009, and pursuant to Note 16.3 to the consolidated financial statements, no balance is recorded.

b) Tarjetas Regionales S.A.
As of the date of these financial statements, the companies controlled by Tarjetas Regionales S.A. have the following programs of issuance and series of negotiable obligations outstanding, issued in order to finance their operations:

Tarjeta Naranja S.A.

                       Type of Negotiable     Term of     Date of approval by
 Authorized amount        Obligations         Program     Shareholders' Meeting      Approval by C.N.V.
-------------------   --------------------   ---------   ------------------------   ---------------------
    US$ 350,000       Simple   negotiable     5 years            10.31.07           Resolution No. 15785
                      obligations, not                                              dated 11.16.07
                      convertible into
                      shares

The Company has the following Negotiable Obligations outstanding issued under this Global Program as of the close of each period / fiscal year:

                                                                                                                         Issuance
                                                                                                                        authorized
 Date of                  Class       Amount                          Maturity                     Book value $ (*)       by the
Placement    Currency     Number      in US$     Type      Term         date         Rate       09.30.09     12.31.08     C.N.V.
----------  -----------  ---------  ----------  --------  ---------  -----------  -----------  -----------  ----------  -----------
11.29.06      US$ (1)       IV         100,000   Simple      60       11.29.11       Annual        192,438     230,925   11.08.06
                                                            months                  nominal
                                                                                   fixed at
                                                                                     15.5%

                                                                                    Annual
                                                                                    nominal
06.18.08        US$         VII         18,150   Simple   390 days    07.18.09      fixed at             -      62,798   06.05.08
                                                                                     10.5%

                                                                                    Annual
                                                                                    nominal
09.04.08        US$         VIII        20,000   Simple   360 days    08.30.09      fixed at             -      69,200   08.26.08
                                                                                      11%

08.31.09      US$ (2)    Class IX       35,000   Simple   366 days    09.01.10        (**)         134,750           -   08.11.09
                         Series 1
                                                                                    Annual
                         Class IX                                                   nominal
08.31.09      US$ (2)    Series 2       15,000   Simple   730 days     08.31.11    fixed at         57,750           -   08.11.09
                                                                                   12.5%(***)

----------
(*) It corresponds to principal amount outstanding as of the indicated dates. (**) Placement made at 92.57% of Negotiable Obligations<180> face value. (***) Placement made at 104.42% of Negotiable Obligations<180> face value.

(1) The Company issued and placed Class IV Negotiable Obligations for a total amount of US$ 100,000, which, as specified by the terms and conditions of the securities, was converted into $ 307,900 and shall be payable in pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 11:       Continued

(2) On August 31, 2009, the Company issued and placed Class IX Negotiable Obligations for a total amount of US$ 48,063, which, as specified by the terms and conditions of the securities, was converted into $ 184,986 as of September 30, 2009 and shall be payable in pesos.

Tarjetas Cuyanas S.A.

 Authorized                                          Term of      Date of approval by
  amount         Type of Negotiable Obligations      Program     Shareholders' Meeting     Approval by C.N.V.
-------------   ---------------------------------   ---------   -----------------------   ---------------------
 US$ 80,000     Simple negotiable obligations,       5 years        03.22.07              Resolution No. 15627
                not convertible into shares                                               dated 05.02.07

The Company has the following Negotiable Obligations outstanding issued under this Global Program as of the close of each period / fiscal year:

                                                                                                                         Issuance
                                                                                                                        authorized
 Date of                  Class       Amount                          Maturity                     Book value $ (*)       by the
Placement    Currency     Number      in US$    Type(**)    Term        date         Rate       09.30.09     12.31.08     C.N.V.
----------  -----------  ---------  ----------  --------  ---------  -----------  -----------  -----------  ----------  -----------
06.14.07         $         XVIII     $200,064(1) Simple    5 years    06.14.12      Annual         113,996     140,838   05.24.07
                                                                                    nominal                                 and
                                                                                   fixed at                              06.14.07
                                                                                     12%

                                                                                    Annual
                                                                                   nominal
11.25.08        US$        XIX      US$ 11,523   Simple    1 year     11.20.09     fixed at         46,554      40,481   11.04.08
                                                                                     14%

----------
(*) It corresponds to principal amount outstanding as of the indicated dates. (**) Negotiable obligations not convertible into shares.

(1) The Company issued and placed Series XVIII Negotiable Obligations for a total amount of US$ 65,000, which as specified by the terms and conditions of the securities, was converted into $ 200,064. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.

NOTE 12:       MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirements established by the Law Governing Commercial Companies, which amount to $ 12.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting risks related to assets and to balances of bank premises and equipment and miscellaneous and intangible assets.

As called for by the Argentine Central Bank regulations, as of September 30, 2009 and December 31, 2008, minimum capital requirements were as follows:

                                                                    Computable capital as
                                                                    a % of the capital
  Date          Capital required         Computable capital             requirement
----------   ----------------------   ------------------------   ---------------------------
 09.30.09                 1,578,155                  2,756,167                        174.64

 12.31.08                 1,564,542                  2,552,269                        163.13

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 13:       CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos and/or in foreign currency.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it. Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund ("FGD"), which is managed by a company called Seguros de Depositos S.A. (SEDESA). SEDESA's shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

As from January 1, 2005, the Argentine Central Bank set this contribution at 0.015% per month.

NOTE 14:       RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

In the case of Banco de Galicia y Buenos Aires S.A., the Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. In the event said reserve is reduced by any reason, no profits can be distributed until its total refund.

The Argentine Central Bank set rules for the conditions under which financial institutions can make the distribution of profits. According to the new scheme, profits can be distributed as long as results are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Retained Earnings: the difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amount of the asset representing the losses from lawsuits related to deposits and any adjustments required by the external auditors or the Argentine Central Bank not having been recognized.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e with the calculation of minimum capital requirements and the regulatory capital.

To these purposes, this shall be done by deducting from its assets and Retained Earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments subject to be computed as computable regulatory capital (RPC) pursuant to Communique "A" 4576.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

As of September 30, 2009, the adjustments which should be made to Banco de Galicia y Buenos Aires S.A.'s Retained Earnings, pursuant to the Argentine Central Bank's regulations, are as follows:

- The positive difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price: $ (1,118,965)

- The amount of the assets representing losses from lawsuits related to deposits: $ (276,454)

NOTE 14:       Continued

Distribution of profits shall require the prior authorization of the Argentine Central Bank, which intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

Loan agreements entered into by Banco de Galicia y Buenos Aires S.A. as part of its foreign debt restructuring limit the Bank's ability to directly or indirectly declare or pay dividends, or make distributions in relation to shares of capital stock, except for stock dividends or distributions. It was also established that such restriction shall not apply to dividends paid to said entity by a consolidated subsidiary.

Notwithstanding the above mentioned, those agreements contemplate that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if: "(i) no default or event of default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or less than fifty percent (50%) of the amount of originally issued total Senior Debt; and (iii) the Bank repays two U.S. dollars (US$ 2) of Long-Term Debt principal for each U.S. dollar (US$ 1) paid as dividends."

The shareholders of Tarjeta Naranja S.A. ratified the decision made by the Board of Directors and set forth the following policy for the distribution of dividends: a) to keep under Retained Earnings, those retained earnings corresponding to fiscal years prior to 2005 and, therefore, not to distribute them as dividends, and b) to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year as from fiscal year 2005 onwards. These restrictions shall remain in force as long as the company's shareholder's equity is below $ 300,000.

In accordance with the terms and conditions for the issuance of Negotiable Obligations Class IV, said company has also agreed not to distribute dividends that may exceed 50% of the company's net income.

NOTE 15:       NATIONAL SECURITIES COMMISSION

Resolution No. 368/01
As of September 30, 2009, Banco de Galicia y Buenos Aires S.A.' shareholders' equity exceeds that required by Resolution No. 368/01, Chapter XIX, items 4 and 5 of the C.N.V. to act as an over-the-counter broker.

Furthermore, in compliance with Section 32 of Chapter XI of that Resolution, in its capacity as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES," "FIMA RENTA EN PESOS," "FIMA RENTA EN DOLARES," "FIMA AHORRO PESOS," "FIMA RENTA PLUS," "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS (Liquidado)," "FIMA NUEVO RENTA EN DOLARES," "FIMA GLOBAL ASSETS," "FIMA RENTA LATINOAMERICANA," "FIMA PREMIUM" and "FIMA OBLIGACIONES NEGOCIABLES," as of September 30, 2009, Banco de Galicia y Buenos Aires S.A. holds a total of 603,255,632 units under custody for a market value of $ 785,973, which is included in the "Depositors of Securities held in Custody" account. As of previous fiscal year-end, the securities held in custody totaled 682,244,341 units and their market value amounted to $ 775,987.

NOTE 16:       ISSUES DERIVED FROM THE SYSTEMIC CRISIS OF LATE 2001

16.1 - Deposits with the financial system - Legal actions requesting protection of constitutional guarantees As a result of the provisions of Decree No. 1570/01, Law No. 25561, Decree No. 214/02 and concurrent regulations, and as a consequence of the restrictions on cash withdrawals and of the measures that established the pesification and restructuring of foreign-currency deposits, as from December 2001 a significant number of claims have been filed against the National State and/or financial institutions, and requesting prompt payment of deposits in their original currency.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 16:       Continued

Most courts have ruled these emergency regulations unconstitutional. The difference between the amounts paid as a result of the abovementioned court orders and the amount resulting from converting deposits at the $ 1.40 per U.S. dollars exchange rate, adjusted by the CER and interest accrued up to the payment date, which amounted to $ 828,290 and $ 786,256, as of September 30, 2009 and December 31, 2008, respectively, has been recorded under "Intangible Assets". Residual values as of said dates total $ 276.454 and $ 316,874, respectively. Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to make any claim at suitable time, in view of the negative effect caused on its financial condition by the reimbursement of deposits originally denominated in US dollars or in pesos for the equivalent amount at the market exchange rate, as ruled by the Judicial Branch. Such loss was not taken into account by the National State in the calculation of the compensation to Financial Institutions. The method of accounting for such right as a deferred loss, set forth by the Argentine Central Bank regulations, does not affect its existence or legitimacy.

On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested the National Executive Branch, with a copy to the Ministry of Economy ("MECON") and to the Argentine Central Bank, the payment of due compensation for the losses incurred that were generated by the "asymmetric pesification" and especially for the negative effect on its financial condition caused by court resolutions. Banco de Galicia y Buenos Aires S.A. has reserved its right to further extend such request in order to encompass losses made definitive by new final judgments.

On December 27, 2006, the Argentine Supreme Court of Justice (the "Supreme Court") ruled on the case named "Massa c/ Estado Nacional y Bank Boston" and decided that the sued bank should fulfill its obligation to reimburse a deposit made in U.S. dollars subject to emergency regulations, paying the original amount converted into pesos at the exchange rate of $ 1.40 per dollar, adjusted by the CER until the payment day, with a 4% annual interest and calculating the amounts paid based on preliminary injunctions or other reasons such as payments on account, according to the ruling adopted in the Kujarchuk case by the Argentine Supreme Court of Justice.

On March 20, 2007 Supreme Court of Justice ruled, in the case of "EMM S.R.L. c/ Tia S.A.", that Decree No. 214/02 did not apply to judicial deposits and that such deposits must be reimbursed to the depositors in their original currency.

The above--mentioned resolutions by the Argentine Supreme Court of Justice would be strongly followed in similar cases to be heard by lower courts.

Banco de Galicia y Buenos Aires S.A. keeps addressing court resolutions gradually on a case-by-case basis in accordance with the individual circumstances of each case. Management continuously monitors and analyzes the implications of such resolutions for similarly situated cases.

Banco de Galicia y Buenos Aires S.A. records liabilities for $ 26,877 on account of the amounts pending settlement as result of the cases still unresolved. The possible difference that may arise from the amount definitely paid as ordered by the courts and the amount recorded by Banco de Galicia y Buenos Aires S.A. shall be registered as stated for by the Argentine Central Bank's regulations under Intangible Assets, and shall be amortized in 60 months. As a consequence of the above, and due to the information available at the date of these financial statements, Banco de Galicia y Buenos Aires S.A.'s management considers that the effects derived from these situations would not significantly affect the Bank's Shareholders' equity.

With respect to judicial deposits that were pesified, the Argentine Central Bank provided that, as from July 2007, financial institutions should establish an provision equal to the difference that arises from the deposits' balances recorded as outstanding at each month-end in their original currency and the balance in pesos that was recorded in the books. This provision established as of September 30, 2009, and charged to Income amounts to $ 1,836.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 16:       Continued

16.2 - Claims due to foreign exchange differences arising from the repayment of financial assistance during foreign-exchange market holidays in January 2002. During December 2001, Banco de Galicia y Buenos Aires S.A. received financial assistance in pesos from the Argentine Central Bank to face a temporary liquidity shortage. This financial assistance was repaid by using the funds, in U.S. dollars, provided by the Bank Liquidity Fund, on January 2 and 4, 2002.

On the day those funds were credited, the Argentine Central Bank had declared a foreign-exchange market holiday.

On January 6, 2002, before the market was reopened, Law No. 25561 was enacted, which repealed the convertibility system and established a new exchange rate of $1.40 per U.S. dollar.

As a result of the aforementioned regulations, during the foreign-exchange market holiday, no foreign currency could be traded.

Consequently, the U.S. dollars funds credited by the Bank Liquidity Fund on January 02 and 04, 2002, remained in U.S. dollars until the reopening of the market.

On that date, and in accordance with the regulations in force, the U.S. dollar was sold at $1.40.

Therefore, when the Argentine Central Bank applied US$ 410,000 to the payment by Banco de Galicia y Buenos Aires S.A. of the financial assistance granted, it should have cancelled US$ 410,000 per $ 1.40, that is, the amount of $ 574,000, and not only $ 410,000.

This has infringed the guarantee of inviolability of private property and equal treatment before the law.

Banco de Galicia y Buenos Aires S.A. considers that the $ 164,000 difference will have to be reimbursed to the Bank, dated January 2002, or that an equivalent restoration of its equity should be considered.

Banco de Galicia y Buenos Aires S.A. has a claim outstanding before the Argentine Central Bank to recover the above-mentioned amount. Such right has not been accounted for in these financial statements.

16.3. - Situation of Banco Galicia Uruguay S.A.
Banco Galicia Uruguay S.A., after having been affected by the economic crisis of late 2001, in December 2002, restructured its deposits with a high degree of participation by its depositors. Subsequently, it implemented various voluntary exchanges of restructured deposits, which allowed it to significantly reduce such liabilities, together with the payment of the planned amortization installments.

On May 15, 2009, Banco Galicia Uruguay S.A. offered to pay its customers, in advance, the remaining balance of the debt restructuring plan.

On May 29, 2009, Banco Galicia Uruguay S.A.'s Extraordinary Shareholders' Meeting decided to carry out a voluntary reduction of the capital stock through the redemption of shares.

It is worth noting that the Uruguayan authorities resolved to maintain the authorization to operate granted to Banco Galicia Uruguay S.A. by the Executive Branch and withdraw the authorization to act as a commercial bank.

As of the period-end, Banco Galicia Uruguay S.A.'s Shareholders Equity amounts to $ 56,226.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 17:       SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustee outstanding at the period/fiscal year end:

                                                                                                          Book value of
                                                                                                    securities held in own
                     Creation       Estimated                                        Portfolio             portfolio
    Name               Date       maturity date      Trustee       Trust assets     transferred    -----------   ----------
                                                                                                    09.30.09     12.31.08
-----------------   ----------   ---------------   ------------  -----------------  ------------   -----------   ----------
Galtrust I           10.13.00       10.10.15       First Trust   Secured Bonds in
                                                   of New York   Pesos at 2% due    US$  490,224(*)    599,700      633,996
                                                   N.A.          2018 (1)

                                                   Bapro            National
Galicia              04.16.02       05.06.32       Mandatos y       Government
                                                   Negocios        Bonds in Pesos      $ 108,000        83,705       73,447
                                                   S.A.             at 2% due
                                                                        2014 (2)
Creditos
Inmobiliarios        08.17.05       03.15.15       Deustche        Mortgage loans       $ 91,000             -       21,291
Galicia I                                          Bank S.A.

Creditos
Inmobiliarios        10.12.05       12.15.25       Deustche        Mortgage loans      $ 150,000        54,836       49,892
Galicia II                                         Bank S.A.

Galicia Prendas      07.03.06       02.15.11       Deustche         Pledge loans        $ 86,623             -        6,593
Comerciales                                        Bank S.A.

Galicia Leasing I    09.22.06       05.15.11       Deustche         Assets under       $ 150,000         1,140       24,168
                                                   Bank S.A.      financial leases

Galicia              01.17.07       10.15.11       Deustche        Personal loans      $ 100,000             -       13,737
Personales IV                                      Bank S.A.

Galicia              04.13.07       01.15.12       Deustche        Personal loans      $ 150,000             -       25,168
Personales V                                       Bank S.A.

Galicia              09.28.07       06.15.12       Deustche        Personal loans      $ 108,081        21,367       17,670
Personales VI                                      Bank S.A.

Galicia              02.21.08       11.15.12       Deustche        Personal loans      $ 150,000        32,918       25,010
Personales VII                                     Bank S.A.

Galicia              07.04.08       04.15.13       Deustche        Personal loans      $ 187,500        51,126       39,956
Personales VIII                                    Bank S.A.

----------
(*) The remaining US$ 9,776 was transferred in cash.
(1) In exchange for Loans to the Provincial Governments.
(2) In exchange for secured loans.

b) As of September 30, 2009 and December 31, 2008, Banco de Galicia y Buenos Aires S.A. records financial trusts in own portfolio: - Received as loan repayment for $ 52,999 and $ 57,378, respectively. - Acquired as investments for $ 38,108 and $ 9,891, respectively.

c) Financial trusts with the companies controlled by Tarjetas Regionales S.A. as trustees outstanding at period/fiscal year-end.

Tarjeta Naranja S.A.

                                                                                                          Book value of
                                                                                                    securities held in own
                     Creation       Estimated                                        Portfolio             portfolio
    Name               Date       maturity date      Trustee       Trust assets     transferred    -----------   ----------
                                                                                                    09.30.09     12.31.08
-----------------   ----------   ---------------   ------------  -----------------  ------------   -----------   ----------
Tarjeta Naranja      10.09.07       11.20.09       Equity Trust  Certain credit
Trust V                                              Company     rights against        $ 115,306        21,521       21,391
                                                   (Argentina)   cardholders
                                                       S.A.

                                                   Equity Trust
Tarjeta Naranja                                      Company     Certain credit
Trust VI            12.11.07       01.23.10         (Argentina)  rights against        $ 150,003        23,937       24,983
                                                       S.A.      cardholders

NOTE 17: Continued

                                                                                                          Book value of
                                                                                                    securities held in own
                     Creation       Estimated                                        Portfolio             portfolio
    Name               Date       maturity date      Trustee       Trust assets     transferred    -----------   ----------


                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

                                                                                                    09.30.09     12.31.08
-----------------   ----------   ---------------   ------------  -----------------  ------------   -----------   ----------
Tarjeta Naranja      02.19.08       07.23.10       Equity Trust  Certain credit
Trust VII                                            Company     rights against        $ 142,913        23,468       25,316
                                                   (Argentina)  cardholders
                                                       S.A.

                                                   Equity Trust
Tarjeta Naranja                                      Company     Certain credit
Trust VIII          08.05.08       09.20.10         (Argentina)  rights against        $ 138,742        46,368       46,235
                                                        S.A.     cardholders

                                                   Equity Trust
Tarjeta Naranja                                      Company     Certain credit
Trust IX            12.12.08       05.20.10         (Argentina)  rights against         $ 90,615        25,794            -
                                                       S.A.      cardholders

As of September 30, 2009, Tarjeta Naranja S.A.'s holdings of participation certificates and debt securities totaled $ 107,995 and $ 33,093, respectively. As of December 31, 2008, its holdings of participation certificates and debt securities totaled $ 94,544 and $ 23,381, respectively.

Tarjetas Cuyanas S.A.

                                                                                                          Book value of
                                                                                                    securities held in own
                     Creation       Estimated                                        Portfolio             portfolio
    Name               Date       maturity date      Trustee       Trust assets     transferred    -----------   ----------
                                                                                                    09.30.09     12.31.08
-----------------   ----------   ---------------   ------------  -----------------  ------------   -----------   ----------
Tarjetas             02.04.08       03.15.10       Equity Trust  Certain credit
Cuyanas Trust V                                    Company       rights against         $ 61,700        20,001       14,733
                                                   (Argentina)   cardholders
                                                      S.A.
                                                   Equity Trust
Tarjetas                                           Company       Certain credit
Cuyanas Trust VI    07.07.08       02.23.10        (Argentina)   rights against         $ 89,000             -       21,023
                                                      S.A.       cardholders

As of September 30, 2009, Tarjetas Cuyanas S.A.'s holding of participation certificates totaled $ 20,001, and as of December 31, 2008, this company's holding of participation certificates amounted to $ 34,954 and $ 802 correspond to debt securities, respectively.

Tarjetas del Mar S.A.

                                                                                                          Book value of
                                                                                                    securities held in own
                     Creation       Estimated                                        Portfolio             portfolio
    Name               Date       maturity date      Trustee       Trust assets     transferred    -----------   ----------
                                                                                                    09.30.09     12.31.08
-----------------   ----------   ---------------   ------------  -----------------  ------------   -----------   ----------
Tarjetas del         07.28.08      05.31.09        Equity Trust  Certain credit
Mar Serie IV                                         Company     rights against         $ 26,800             -        5,186
                                                    (Argentina)  cardholders
                                                       S.A.

As of December 31, 2008, Tarjetas del Mar S.A.'s holding of participation certificates and debt securities amounted to $ 5,028 and $ 158, respectively.

NOTE 18:       DERIVATIVES INSTRUMENTS

FORWARD PURCHASE-SALE OF FOREIGN CURRENCY WITHOUT DELIVERY OF THE UNDERLYING
ASSET
Mercado Abierto Electronico (MAE) and Rosario Futures Exchange (ROFEX) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, being Banco de Galicia y Buenos Aires S.A. one of them. The general settlement mode for these transactions is without delivery of the traded

NOTE 18:       Continued

underlying asset. Settlement is carried on a daily basis, in pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

As of September 30, 2009, forward purchase and sale transactions totaled $ 3,218,384 and $ 2,663,003, respectively, while as of December 31, 2008 they totaled $ 3,273,652 and $ 2,648,749. Said transactions are recorded under Memorandum Accounts for the notional value traded.

Accrued balances pending settlement are recorded under "Other Receivables from Financial Brokerage" and/or "Other Liabilities Resulting from Financial Brokerage", as the case may be.

Apart from that, transactions have been conducted directly with customers pursuant to the above-mentioned conditions, being the balances settled at the expiration date of the contract. As of September 30, 2009, such transactions amounted to $ 73,770 (purchases) and $ 452,427 (sales), while as of December 31, 2008, they amounted to $ 1,072 (purchases) and $ 343,046 (sales).

PURCHASE-SALE OF INTEREST RATE FUTURES
Banco de Galicia y Buenos Aires S.A. has started to trade these products as from September 2009 within the trading environment created by the MAE. The underlying asset is the Badlar rate for time deposits of 30 to 35 days and of more than one million pesos of private banks. Settlement is carried on a daily basis for the difference between the forward price or value of the traded underlying asset and the closing price or value thereof, the difference in price being charged to income.

As of September 30, 2009, purchase and sale transactions totaled $ 62,500 and $ 5,000, respectively. Said transactions are recorded under Memorandum accounts for the notional value traded.

Balances pending settlement are recorded under "Other Receivables from Financial Brokerage" and/or "Other Liabilities Resulting from Financial Brokerage", as the case may be.

INTEREST RATE SWAPS
These transactions are conducted within the environment created by the MAE, and the settlement thereof is carried out on a monthly basis, in pesos, for the difference between the cash flows calculated using a variable rate (Badlar for time deposits of 30 to 35 days of private banks) and the cash flows calculated using a fixed rate on the notional value traded, the difference in price being charged to income.

As of September 30, 2009, transactions conducted amounted to $ 6,500 and are recorded under Memorandum Accounts for the notional value traded.

Accrued balances pending settlement are recorded under "Other Receivables from Financial Brokerage" and/or "Other Liabilities Resulting from Financial Brokerage", as the case may be.

As of September 30, 2009, the estimated market value of such instruments amounted to approximately $ 77 (Assets).

PUT OPTIONS WRITTEN
As established by Section 4, subsection a), and Section 6 of Decree No 1836/02 and regulations of the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. granted the holders of Rescheduled Deposit Certificates, who had opted to receive Boden 2013 and Boden 2012 in lieu of the payment of those certificates, an option to sell coupons. Said options, as of September 30, 2009 and December 31, 2008, are valued at the strike price.

The strike price will be equal to that resulting from converting the face value of each coupon in U.S. dollars into pesos at a rate of $1.40 per U.S. dollar adjusted by applying the C.E.R. variation, which arises from comparing the index as of February 3, 2002 to that corresponding to the due date of the coupon. That value shall in no case exceed the principal

NOTE 18:       Continued

and interest amounts in pesos resulting from applying to the face value of the coupon in U.S. dollars the buying exchange rate quoted by Banco de la Nacion Argentina on the payment date of that coupon.

These options have been recorded under "Memorandum Accounts - Credit-Derivatives
- Notional Value of Put Options Written" in the amount of $ 128,511 as of September 30, 2009 and $ 144,650 as of December 31, 2008, respectively.

OPTIONS FOR REVERSE REPURCHASE AGREEMENT TRANSACTIONS WITH THE ARGENTINE CENTRAL BANK AT PRE FIXED RATE

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

Banco de Galicia y Buenos Aires S.A. has acquired options to have access to reverse repos with the Argentine Central Bank, at a previously established rate, in bids carried out by the Argentine Central Bank, pursuant to the terms of Communique "A" 4943 and supplementary regulations. The purpose thereof is to guarantee the possibility to get liquidity at a previously established rate, if necessary. The term to exercise an option is 365 days as from each auction.

At the time of exercising the option, the amount of the reverse repo to be requested shall not exceed the increase in the loans in pesos to the private sector -excluding the consumer portfolio- that would have taken place between the date of the bid and the date the option is exercised, and/or the amount of the bid.

As of September 30, 2009, total bidding transactions amounted to $ 90,000. Those transactions are recorded under "-Derivatives debit Memorandum accounts - other derivatives re contra items".

Premiums paid are accrued for the duration of transactions.

Banco de Galicia y Buenos Aires S.A.'s management of financial risks is carried within the limits of the policies approved by the Board of Directors in such respect. In that sense, "derivatives" allow, depending on market conditions, to adjust risk exposures to the established limits, thus contributing to keep such exposures within the parameters set forth by said policies. Banco de Galicia y Buenos Aires S.A. plans to continue to use these instruments in the future, as long as their use is favorably assessed, in order to limit certain risk exposures.

NOTE 19:       CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

There follows the breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year, in order to disclose the changes in those assets and liabilities during the current period:

                                                                                      09.30.09       12.31.08
                                                                                    ------------   ------------
ASSETS
LOANS                                                                                 11,375,300     11,774,586
                                                                                    ------------   ------------
  -     To the non-financial public sector                                                30,253      1,373,642
  -     To the financial sector                                                           16,625        148,115
        -     Interbank loans (call money loans granted)                                  16,300         40,200
        -     Other loans to local financial institutions                                    320         65,662
        -     Accrued interest, adjustments and quotation differences receivable               5         42,253
  -     To the non-financial private sector and residents abroad                      12,081,410     10,779,630
        -     Advances                                                                   882,688        594,365
        -     Promissory notes                                                         2,405,907      2,116,303
        -     Mortgage loans                                                           1,006,736      1,026,754
        -     Pledge loans                                                                69,320         80,991
        -     Personal loans                                                           1,563,746      1,217,645
        -     Credit-card loans                                                        4,807,928      4,378,366
        -     Other                                                                    1,198,917      1,217,984
        -     Accrued interest, adjustments and quotation differences receivable         188,577        185,762
        -     Documented interest                                                        (42,404)       (38,468)
        -     Unallocated collections                                                         (5)           (72)
  -     Allowances                                                                      (752,988)      (526,801)

NOTE 19: Continued

                                                                                      09.30.09       12.31.08
                                                                                    ------------   ------------
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                   3,577,012      4,123,770
                                                                                    ------------   ------------
-       Argentine Central Bank                                                           649,727        627,212
-       Amounts receivable for spot and forward sales to be settled                      164,584          4,031
-       Securities receivable under spot and forward purchases to be settled             573,600      1,314,589
-       Premium from brought options                                                         637              -
-       Others not included in the debtor classification regulations                   1,660,735      1,726,343
-       Unlisted negotiable obligations                                                   16,000          4,951
-       Balances from forward  transactions  without delivery of underlying asset
         to be settled                                                                    45,646         10,445
-       Others included in the debtor classification regulations                         489,698        440,598
-       Accrued  interest  receivable  not included in the debtor  classification          4,100          3,286
         regulations

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

-       Accrued  interest  receivable  included  in  the  debtor   classification          2,496          4,567
        regulations
-       Allowances                                                                       (30,211)       (12,252)

                                                                                      09.30.09       12.31.08
LIABILITIES
                                                                                    ------------   ------------
DEPOSITS                                                                              15,837,005     14,056,134
-       Non-financial public sector                                                    1,467,981      1,290,958
-       Financial sector                                                                 206,822        169,302
-       Non-financial private sector and residents abroad                             14,162,202     12,595,874
        -        Current accounts                                                      3,155,436      3,002,003
        -        Savings accounts                                                      4,298,703      3,843,596
        -        Time deposits                                                         6,384,182      5,411,178
        -        Investment accounts                                                          41            206
        -        Other                                                                   263,091        261,927
        -        Accrued interest and quotation differences payable                       60,749         76,964
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                                   6,253,975      6,739,452
-       Argentine Central Bank                                                             1,594          1,682
-       Other                                                                              1,594          1,682
-       Banks and international entities                                                 517,516        941,483
-       Unsubordinated negotiable obligations                                          1,761,350      1,886,138
-       Amounts payable for spot and forward purchases to be settled                     474,208      1,014,120
-       Securities to be delivered under spot and forward sales to be settled            564,807        363,640
-       Loans from local financial institutions                                          218,736        248,550
        -       Interbank loans (call money loans received)                               33,000              -
        -       Other loans from local financial institutions                            183,794        245,630
        -       Accrued interest payable                                                   1,942          2,920
-       Balances from forward  transactions  without delivery of underlying asset
         to be settled                                                                    48,251          1,270
-       Other                                                                          2,626,054      2,207,308
-       Accrued interest and quotation differences payable                                41,459         75,261
                                                                                    ------------   ------------
SUBORDINATED NEGOTIABLE OBLIGATIONS                                                    1,123,043        986,969

NOTE 20:       TAX ISSUES

Banco de Galicia y Buenos Aires S.A.:
At the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires, are in the process (in different degrees of completion) of conducting audits mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

As regards the determination of tax collection authorities from the Autonomous City of Buenos Aires, in May 2009 the Governmental Public Revenue Authority (A.G.I.P.) commenced tax enforcement proceedings in order to compulsorily collect the amount determined by the tax collection authorities. Within the framework of the legal actions brought by Banco de Galicia y Buenos Aires S.A. with the purpose of challenging the determination of the tax collection authority,

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 20:       Continued

a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond and, therefore, the Court ordered the A.G.I.P. to refrain from starting tax enforcement proceedings or else requesting precautionary measures for such purpose.

As a result of the foregoing, tax enforcement proceedings are in progress for the amount of $ 38,952, which amount was determined by the tax collection authorities.

Tax collection authorities from the Autonomous City of Buenos Aires continued with the proceedings and, on June 3, 2009, Banco de Galicia y Buenos Aires S.A. raised an objection of incompetence. These proceedings are in progress and no judgment has been rendered to date.

Furthermore, regarding the claims made by the different jurisdictions, Banco de Galicia y Buenos Aires S.A. has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings. These proceedings and their possible effects are constantly being monitored by the management division. Even though Banco de Galicia y Buenos Aires S.A. considers it has complied with its tax liabilities in full pursuant to current regulations, the allowances deemed appropriate pursuant to the evolution of each proceeding have been set up.

Tarjetas Regionales S.A.:
At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP), the Revenue Board of the Province of Cordoba and the Municipalities of the cities of Mendoza and San Luis are in the process of conducting audits. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.'s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totals $ 9,400 approximately.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

However, since the final outcome of these measures cannot be foreseen, provisions have been set up to cover such contingencies.

NOTE 21:       SEGMENT REPORTING

Below, there is a breakdown of the accounting information as of September 30, 2009 and 2008, by related business segment:

Primary segment: Business.

                           Financial        Services          Total
                           brokerage
                         -------------    -------------    -------------
Income                       2,196,736        1,360,074        3,556,810
Expenses                    (1,080,537)        (361,400)      (1,441,937)
Result as of 09.30.09        1,116,199          998,674        2,114,873
Result as of 09.30.08          777,724          871,367        1,649,091

Secondary segment: Geographic.

                            City of        Rest of the       Foreign           Total
                              Buenos Aires country
                         -------------    -------------    -------------    -------------
Financial brokerage
Income                       1,282,160          895,968           18,608        2,196,736
Expenses                      (630,673)        (440,712)          (9,152)      (1,080,537)
Result as of 09.30.09          651,487          455,256            9,456        1,116,199
Result as of 09.30.08          504,167          258,822           14,735          777,724

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 21:       Continued

                            City of        Rest of the       Foreign           Total
                              Buenos Aires country
                         -------------    -------------    -------------    -------------
Services
Income                         793,829          554,725           11,520        1,360,074
Expenses                      (210,937)        (147,402)          (3,061)        (361,400)
Result as of 09.30.09          582,892          407,323            8,459          998,674
Result as of 09.30.08          564,873          289,987           16,507          871,367

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

                                                         09.30.09        12.31.08
                                                       -------------   -------------
ASSETS
GOVERNMENT AND CORPORATE SECURITIES                        4,314,679       1,531,870
LOANS                                                     11,375,300      11,774,586
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE       3,577,012       4,123,770
ASSETS UNDER FINANCIAL LEASES                                366,224         445,237

                                                         09.30.09        12.31.08
                                                       -------------   -------------
LIABILITIES
DEPOSITS                                                  15,837,005      14,056,134
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE       6,253,975       6,739,452
SUBORDINATED NEGOTIABLE OBLIGATIONS                        1,123,043         986,969

NOTE 22:       STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

                                                        09.30.09     12.31.08     09.30.08     12.31.07
                                                       ----------   ----------   ----------   ----------
Cash and due from banks                                 3,937,827    3,405,133    3,288,676    2,960,013
Securities issued by the Argentine Central Bank           767,757      556,724      386,189      273,920
Reverse repo transactions with the Argentine Central
 Bank                                                     376,439            -      240,424            -
Interbank loans (call money loans granted)                 16,300       58,100       28,500        2,906
Loans granted to prime companies with maturity up to
 7 days, used as liquidity reserve                        346,015      359,444      209,380      292,278
Overnight placements in banks abroad                      117,625       40,200      481,108      158,039
Other cash placements                                     244,785      375,782       57,852       79,051
Cash and cash equivalents                               5,806,748    4,795,383    4,692,129    3,766,207

NOTE 23:       BANCO DE GALICIA Y BUENOS AIRES S.A.'S RISK MANAGEMENT POLICIES.

Based on the best practices and with the purpose of achieving an effective credit management system, Banco de Galicia y Buenos Aires S.A. has redesigned the Risk Management Division, redefining its role, hierarchical level and structure. This Division shall be responsible for monitoring and managing, in an active and comprehensive form, the different risks of Banco de Galicia y Buenos Aires S.A. (credit, financial and operational risks) and its subsidiaries. The aim of the Risk Management Division and the Anti-Money Laundering Unit is to guarantee the Board of Directors that they are fully aware of the risks Banco de Galicia y Buenos Aires S.A. is exposed to; and they as well create and propose the policies and procedures necessary to mitigate and control such risks.

Financial risks

Banco de Galicia y Buenos Aires S.A. intends to achieve a structure of financial assets and liabilities aimed at maximizing its return on equity, both short-term and long-term, within an overall framework of acceptable risks.

                         Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 23:       Continued

Liquidity
Banco de Galicia y Buenos Aires S.A. tries to maintain a level of liquid assets that would allow the Bank to meet contractual maturities, face the potential investment opportunities and the demand for credit. For that purpose, it establishes a liquidity objective based on the behavior of its deposits during the 2001-2002 crisis, considered to be the "worst scenario". Two types of liquidity are defined: "operational" liquidity (to address Banco de Galicia y Buenos Aires S.A.'s daily operations) and "additional" liquidity (excess liquidity available). There is a minimum limit for "operational liquidity", which is equal to a percentage of certain short-term liabilities, and, for "additional liquidity", there exist minimum limits differentiated by currency that are equal to a percentage of the liquidity necessary to face the worst scenario in each case. At the same time, it is necessary to maintain a margin that would allow the Bank to face certain reductions in deposits without failing to comply with the cash reserves determined by the Argentine Central Bank. This policy specifies which assets constitute liquidity. With the purpose of taking flows into consideration, gaps between the contractual maturities of consolidated financial assets and liabilities are as well analyzed and monitored.

There is a floor for the gap between maturities, determined based on the gap accumulated at all times during the first year. A contingency plan determines the steps to be taken and the assets from which liquid resources additional to those set forth in the above-mentioned policy can be obtained.

Also, with the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, Banco de Galicia y Buenos Aires S.A. has a policy that regulates the concentration of deposits among the main customers.

Currency risk
As regards the risk inherent to the structure of assets and liabilities per currency, limits have been established, in terms of maximum positions authorized, for mismatches in pesos adjusted by CER and those in foreign currency that belong to Banco de Galicia y Buenos Aires S.A on a consolidated basis.

Interest rate risk
Aimed at limiting the sensitivity of Banco de Galicia y Buenos Aires S.A.'s value and results with respect to variations in the interest rate inherent to the structure of certain assets and liabilities, caps have been determined: (i) for the possible negative variation of net financial results for the first year between an interest rate increase scenario and a "base" scenario, and (ii) for the possible negative variation between the net present value of assets and liabilities of the "base" scenario and such value upon the occurrence of an increase in interest rates. Calculations are made once a month using the method known as "simulation of scenarios" and taking into consideration assets and liabilities from Banco de Galicia y Buenos Aires S.A.'s Balance Sheet on a consolidated basis.

Market risk
In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading securities portfolio, a model known as "Value at Risk" (also known as "VaR") is used. This model determines intra-daily, for Banco de Galicia y Buenos Aires S.A. individually, the possible loss that could be generated by the positions in securities and currencies under certain parameters. Maximum authorized losses in terms of positions in securities and in foreign currency are determined for a fiscal year.

Cross border risk
In order to regulate risk exposures in international jurisdictions, limits were established taking into consideration the jurisdiction's credit rating, the type of transaction and a maximum exposure per counterparty.

Credit risk
Banco de Galicia y Buenos Aires S.A.'s credit granting and analysis system is applied in a centralized manner and is based on the concept of "opposition of interests", which is generated from the division among risk management, credit and commercial functions. Apart from that, it includes credit control by borrower and monitoring of loans with problems and associated losses. That makes it possible to early detect situations that can entail any degree of portfolio deterioration and to appropriately safeguard the Bank's assets.

                         Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 23:       Continued

Banco de Galicia y Buenos Aires S.A.'s Credit Management Division proposes credit risk policies and procedures, and the Risk Management Division approves them. Furthermore, the Credit Management Division verifies compliance with such policies and procedures. The Risk Management Division assesses credit risk on a continuous basis and develops credit assessment models to be applied to risk products. The Credit Management Division is also responsible for loan approval, classification of the loan portfolio and recovery of past due loans.

Banco de Galicia y Buenos Aires S.A. constantly monitors its loan portfolio through different indicators (of non performance, roll rates, etc.) as well as the classification thereof. The loan portfolio classification is in compliance with the Argentine Central Bank's regulations. In turn, the Bank has developed advanced statistical models which result in an internal rating to order and analyze credit risk in terms of expected losses (with the ability to calculate the different components that constitute this formula), as well as to adjust pricing and/or risk policies by customer groups or segments. As regards companies, these models are being tested. As regards individuals, these models are being implemented.

The granting of loans exceeding a certain amount and all loans to financial institutions (national and international) and related parties is decided by the Board of Directors' Credit Committee, made up of Directors, the Risk Management Division Manager and the Credit Management Division Manager. The remaining loans are approved by the Retail Credit Department or the Corporate Credit Department pursuant to credit limits previously granted.

The analysis of the requests of different credit products by consumers is performed automatically through credit scoring computer systems, as well as loan granting guidelines based on the customer's credit history, both in the system and in the Bank itself ("credit screening"). As regards companies, before approving a loan, the Bank conducts an assessment on the customer and its financial condition. For loans above certain amounts, an environmental impact analysis is conducted.

Furthermore, within the credit policies framework, Banco de Galicia y Buenos Aires S.A. has a Concentration by Sector Policy for the corporate banking division, aimed at mitigating the risk related to the concentration by economic activity.

Banco de Galicia y Buenos Aires S.A.'s Internal Audit is in charge of supervising the loan portfolio classification pursuant to the Argentine Central Bank's regulations.

Operational risk
On July 30, 2008, Banco de Galicia y Buenos Aires S.A.'s Board of Directors approved the policy regarding operational risk management, pursuant to the guidelines established by the Bank in such respect, and within the framework of the provisions determined by the Argentine Central Bank in Communique "A" 4793 and supplementary regulations.

Nowadays, the Bank is carrying out the tasks necessary to comply with the schedule determined in such Communique for the complete implementation of the operational risk management system.

Banco de Galicia y Buenos Aires S.A. adopts the definition of operational risk determined by the Argentine Central Bank and the best international practices. Operational risk is the risk of losses due to the lack of conformity or due to failure of internal processes, the acts of people or systems, or else because of external events. This definition includes legal risk, but does not include strategic and reputation risks.

Banco de Galicia y Buenos Aires S.A.'s Board of Directors, the Risk Management Committee, the Risk Management Division, the Operational Risk Unit and the Wholesale and Retail Banking and Support divisions have their roles and responsibilities as regards this risk clearly defined.

Banco de Galicia y Buenos Aires S.A.'s Risk Management Division, a functional area that reports to the Chief Executive Officer, is responsible for the comprehensive management of the Bank's three different categories of risk: financial, credit and operational risk. The Bank has a specific and independent unit for the management of each particular risk.

                         Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 23:       Continued

Banco de Galicia y Buenos Aires S.A. manages operational risk inherent to its products, activities, processes and relevant systems, technology and information security processes, as well as risks derived from subcontracted activities and from services rendered by providers. Furthermore, before launching or introducing new products, activities, processes or systems, their inherent operational risk is properly assessed.

Banco de Galicia y Buenos Aires S.A.'s purpose is to consider a methodological approach regarding operational risk management, with an emphasis on encouraging continuous improvements in the assessment practices, what will allow the following: identification, assessment, monitoring, control and mitigation of the different risks inherent to the business and banking operations.

Risk regarding money laundering and other illegal activities
As regards the control and prevention of this risk, Banco de Galicia y Buenos Aires S.A. complies with the Argentine Central Bank regulations and Law No. 25246, which amends the Criminal Code as to concealment and asset laundering and creates the Financial Information Unit ("U.I.F.", Unidad de Informacion Financiera), under the jurisdiction of the Argentine Ministry of Justice. The U.I.F. is in charge of the analysis, treatment and transmission of the information subject matter of this risk.

Banco de Galicia y Buenos Aires S.A. has control policies, procedures and structures that are in line with the characteristics of the different products offered by the Bank. Said policies and procedures allow monitoring transactions in order to detect, under certain parameters, such transactions that should be considered unusual, and to report them before the U.I.F. in the cases that may correspond. The Anti-Money Laundering Unit ("U.AL." as per its initials in Spanish) is in charge of managing this risk, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization through the drafting of the corresponding handbooks and the training of all collaborators.

Banco de Galicia y Buenos Aires S.A. has appointed a director to be in charge of this risk and has created a Committee responsible for planning and coordinating the policies determined by the Board of Directors, as well as enforcing compliance therewith. It is worth noting that the basic principle on which the regulations regarding prevention and control of this risk are based is in line with the "know your customer" policy enforced worldwide. The management of this risk is regularly reviewed by Internal Audit.

NOTE 24:       SITUATION OF THE FINANCIAL AND CAPITAL MARKETS

Since the previous fiscal year, the most important financial markets in the world have been affected by a high volatility of the price of stock securities and debt securities, what led to a significant reduction of credit. This behavior shown by financial markets has affected real economy, what was evidenced by a decrease in the level of activity of the world's economy.

As regards Argentina, stock exchanges also showed significant variations in the price of government and corporate securities, as well as in interest rates, country risk and exchange rates.

It is worth noting that, during the last quarter, a significant improvement in the economic variables was shown, both in international and domestic markets.

The subsidiaries' management divisions constantly assess and monitor the above-described situation, with the purpose of adopting the measures necessary to mitigate the effects thereof. These financial statements shall be considered in the light of the above-described circumstances.

                         Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 25:       AGREEMENT FOR THE PURCHASE OF SHARES

During June 2009, Banco de Galicia y Buenos Aires S.A. has entered into an agreement with American International Group Inc. and AIG Consumer Finance Group Inc. for the purchase of 80% of the shares belonging to Compania Financiera Argentina S.A., Cobranzas y Servicios S.A. and AIG Universal Processing Center S.A., companies incorporated in Argentina that carry out financial and supplementary activities. The price, subject to the common adjustments for this type of transactions, has been set in $ 133,200. This transaction is subject to the approval of the Argentine Central Bank, among other conditions.

Furthermore, the potential buyers of the remaining 20% of the shares belonging to the aforementioned companies have made an offer to carry out a "buy option" regarding those shares. This option could be exercised once 90 days have elapsed from the date when the transfer of the companies' shares is made effective by the current holders.

NOTE 26:       SIGNIFICANT EVENTS FOR THE PERIOD

Galicia Warrants S.A.
On July 8, 2009, Galicia Warrants S.A. sold to Pilaga S.R.L. the silo facilities built in San Salvador, province of Entre Rios, for the amount of US$ 5,209, payable in ten equal, annual and consecutive installments as from June 5, 2010. The amount receivable for the abovementioned sale has been recorded under Miscellaneous Receivables, for a discounted value of $ 12,734 plus interests accrued, thus generating a $ 10,629 profit for the Company.

NOTE 27:       SUBSEQUENT EVENTS

Banco de Galicia y Buenos Aires S.A.:
After the end of the period, Banco de Galicia y Buenos Aires S.A. cancelled the Negotiable Obligations due 2014 for a face value of US$ 25,633. These Negotiable Obligations had been acquired under market conditions. This transaction generated income for approximately $ 20,590.

Once these Negotiable Obligations have been cancelled, as well as the one mentioned in Note 11 to the consolidated financial statements, the principal amount face value outstanding of such Negotiable Obligations is a face value of US$ 207,615.

Sudamericana Holding S.A.:
Sudamericana Holding S.A.'s Ordinary and Extraordinary Shareholders' Meeting held on October 28, 2009, decided to distribute cash dividends for $ 17,000.

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the optional system
         for the mandatory acquisition of shares in a public offering"
                                 Balance Sheet As of September 30, 2009 and
                December 31, 2008.
                     (Figures stated in thousands of pesos)

                                                               09.30.09       12.31.08
                                                             ------------   ------------
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 2 and 11)                              121            217
Investments (Notes 9 and 11 and Schedules C, D and G)              31,543         27,349
Other receivables (Notes 3, 9, and 11 and Schedule G)               6,454         22,158
                                                             ------------   ------------
Total Current Assets                                               38,118         49,724
                                                             ============   ============
NON-CURRENT ASSETS
Other receivables (Notes 3, 9, and 11 and Schedule G)              52,591         48,105
Investments (Notes 9 and 11 and Schedules B, C and G)           2,118,562      1,973,818
Fixed assets (Schedule A)                                           3,037          3,077
                                                             ------------   ------------
Total Non-Current Assets                                        2,174,190      2,025,000
                                                             ============   ============
Total Assets                                                    2,212,308      2,074,724
                                                             ============   ============
LIABILITIES
CURRENT LIABILITIES
Financial debts (Notes 4, 9 and 17 and Schedule G)                124,243        220,336
Salaries and social security contributions (Notes 5 and 9)            841            928
Tax liabilities (Notes 6, 9 and 13)                                28,495          5,038
Other liabilities (Notes 7, 9 and 11 and Schedule G)               10,637          2,671
                                                             ------------   ------------
Total Current Liabilities                                         164,216        228,973
                                                             ============   ============
NON-CURRENT LIABILITIES
Financial debts (Notes 4, 9 and 17 and Schedule G)                 42,968              -
Other liabilities (Notes 7 and 9)                                       6              6
                                                             ------------   ------------
Total Non-Current Liabilities                                      42,974              6
                                                             ============   ============
Total Liabilities                                                 207,190        228,979
                                                             ============   ============
SHAREHOLDERS' EQUITY (per related statement)                    2,005,118      1,845,745
                                                             ============   ============
Total Liabilities and Shareholders' Equity                      2,212,308      2,074,724
                                                             ============   ============

The accompanying notes 1 to 18 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the optional system
         for the mandatory acquisition of shares in a public offering"
                              Memorandum Accounts
                As of September 30, 2009 and December 31, 2008.
                     (Figures stated in thousands of pesos)

                                                               09.30.09       12.31.08
                                                             ------------   ------------
Forward  purchase of foreign  currency  without  delivery
of the underlying  asset (Notes 11 and 15 and Schedule G)         119,133        169,197

The accompanying notes 1 to 18 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the optional system
         for the mandatory acquisition of shares in a public offering"
                                Income Statement
               For the nine-month period commenced January 1, 2009
          and ended September 30, 2009, presented in comparative format with the same period of the previous fiscal year.
                     (Figures stated in thousands of pesos)

                                                               09.30.09       09.30.08
                                                             ------------   ------------
Net income on investments in related institutions                 131,130        168,942
Administrative expenses (Note 11 and Schedule H)                  (16,486)       (11,273)
Financial income and by holding                                    93,080        (11,618)
- Generated by assets                                               6,224         (2,215)
  Interest
    On special current account deposits (*)                             2             10
    Mutual funds                                                      114             66
    On time deposits (*)                                               47            256
    On promissory notes receivable (*)                                 86            118
  Result on negotiable obligations (*)                                 19             37
  Result on negotiable mutual funds from abroad                        59              -
  Result on derivatives                                                27              -
  Exchange-rate difference                                          5,870         (2,702)
- Generated by liabilities                                         86,856         (9,403)
  Interest
    On loans (*)                                                   (6,933)       (13,374)
    Other                                                            (947)             -
  Exchange-rate difference                                          9,186          3,971
  Income on loan repayment (Note 18)                               85,550              -
Other income and expenses (*) - Income / (Loss)                       271         (1,753)
Net Income before income tax                                      207,995        144,298
Income tax (Note 13)                                              (28,032)           295
Net Income for the period                                         179,963        144,593

----------
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19550. See Note 11.

The accompanying notes 1 to 18 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the optional system
         for the mandatory acquisition of shares in a public offering"
                Statement of Changes in the Shareholders' Equity
                      For the nine-month period commenced January 1, 2009
               and ended September 30, 2009, presented in comparative format with the same period of the previous fiscal year.
                     (Figures stated in thousands of pesos)

                           Shareholders' contributions                            Retained earnings
                                    (Note 8)                                      (Notes 12 and 15)
                ------------------------------------------------   ------------------------------------------------
                                           Premium
                                             for
                                         negotiation                                          Valuation
                                          of shares                                           adjustment                 Total
                 Capital      Capital      in own                   Legal    Discretionary    of hedging   Retained   shareholders'
Item              Stock     adjustment    portfolio      Total     reserve      reserve      derivatives   earnings      equity
-------------   ---------   ----------   -----------   ---------   -------   -------------   -----------   --------   -------------
Balances as
 of 12.31.07    1,241,407      278,131           606   1,520,144    34,855          53,469             -     46,037       1,654,505
Distribution
 of retained
 earnings(1)            -            -             -           -     2,302          43,735             -   (46,037)               -
Income for
 the period             -            -             -           -         -               -             -    144,593         144,593
Balances as
 of 09.30.08    1,241,407      278,131           606   1,520,144    37,157          97,204             -    144,593       1,799,098

Balances as
 of 12.31.08    1,241,407      278,131           606   1,520,144    37,157          97,204        14,421    176,819       1,845,745
Valuation
 adjustment
 of hedging
 derivatives
 (Note 15)              -            -             -           -         -               -       (20,590)         -         (20,590)
Distribution
 of retained
 earnings (2)           -            -             -           -     8,841         167,978             -   (176,819)              -
Income for
 the period             -            -             -           -         -               -             -    179,963         179,963
Balances as
 of 09.30.09    1,241,407      278,131           606   1,520,144    45,998         265,182        (6,169)   179,963       2,005,118

----------
(1) Approved by the Ordinary Shareholders' Meeting held on April 29, 2008. (2) Approved by the Ordinary Shareholders' Meeting held on April 28, 2009.

The accompanying notes 1 to 18 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                             Statement of Cash Flows
          For the nine-month period commenced January 1, 2009 and ended
          September 30, 2009, presented in comparative format with the same period of the previous fiscal year.
                     (Figures stated in thousands of pesos)

                                                               09.30.09      09.30.08
                                                             ------------   ------------
CHANGES IN CASH (Note 1.j)
Cash at beginning of fiscal year                                   27,562         26,407
Cash at period-end                                                 16,521         16,464
                                                             ------------   ------------
Net decrease in cash                                              (11,041)        (9,943)
                                                             ------------   ------------
CAUSES FOR CHANGES IN CASH
Operating activities
Collections for services                                              432            971
Payments to suppliers of goods and services                       (12,041)        (4,235)
Personnel salaries and social security contributions               (2,559)        (2,195)
Income tax payments and prepayments                                     -            (71)
Payment of other taxes                                             (8,661)        (5,962)
Collections for other operating activities                          2,616            301
                                                             ------------   ------------
Net cash flow used in operating activities                        (20,213)       (11,191)
                                                             ------------   ------------
Investment activities
Payments for purchases of fixed assets                                (34)           (22)
Collection of dividends                                               219            788
Collection of other interest                                        2,437          4,893
Contributions to controlled companies                              (3,514)           (11)
                                                             ------------   ------------
Net cash flow (used in) / generated by investment activities         (892)         5,648
                                                             ------------   ------------
Financing activities
Collection for the issuance of negotiable obligations             160,345              -
Interests paid                                                    (14,487)             -
Payment of loans received, net                                   (135,794)        (4,400)
                                                             ------------   ------------
Net cash flow generated by / (used in) financing activities        10,064         (4,400)
                                                             ------------   ------------
Net decrease in cash                                              (11,041)        (9,943)
                                                             ============   ============

The accompanying notes 1 to 18 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                       Notes to the Financial Statements
              For the nine-month period commenced January 1, 2009
         and ended September 30, 2009, presented in comparative format.
       (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:        BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

On August 10, 2005, the C.P.C.E.C.A.B.A. passed Resolution C.D. No. 93/05, which adopts Technical Pronouncements 6 to 22 issued by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The above-mentioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the National Securities Commission (C.N.V.) approved C.P.C.E.C.A.B.A's C.D. No. 93/05 with certain amendments.

Subsequently, on June 26, 2006 and through Resolution C.D. No. 42/06, the C.P.C.E.C.A.B.A. approved Technical Pronouncement No. 23 of the F.A.C.P.C.E., in mandatory force and effect for fiscal years started as from July 1, 2006, its application in fiscal years commencing at an earlier date being admitted. On December 14, 2006 the National Securities Commission approved said resolution as from April 1, 2007. Its application in advance is admitted.

These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine F.A.C.P.C.E. and approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 2 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiary Banco de Galicia y Buenos Aires S.A.

The preparation of financial statements at a given date requires the Company's management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period. The Company's management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Estimates and assessments made at the date these financial statements were prepared may differ from the situations, events and/or circumstances that may finally occur in the future.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the National Statistics and Census Institute (I.N.D.E.C.).

The most relevant accounting policies used in preparing the Financial Statements are listed below:

a. Assets and liabilities in domestic currency
Monetary assets and liabilities which include, where applicable, the interest accrued at period/year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

b. Assets and liabilities in foreign currency (US dollars and Euros)
Foreign currency assets and liabilities (in US dollars and Euros) have been stated at Banco de la Nacion Argentina's buying and selling exchange rates, respectively, in force at the close of operations on the last working day of each period/fiscal year. Interests receivable or payable have been accrued, where applicable.

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the optional system
         for the mandatory acquisition of shares in a public offering"
                 Notes to the Financial Statements (Continued)
       (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:        Continued

c. Investments
c.1. Current
Time and special current account deposits, as well as foreign mutual fund units, have been valued at their face value plus accrued interest at the end of each period/fiscal year.

Argentine mutual fund units have been valued at period/fiscal year-end closing price.

Negotiable obligations and negotiable mutual funds, all of them from abroad, have been valued at their closing price at period-end.

As of December 31, 2008, government securities from abroad had been valued at their closing price as of said date.

As of December 31, 2008, negotiable obligations due 2011 issued by Banco Galicia Uruguay S.A. were valued at face value, plus interest accrued at such date.

c.2. Non-Current
The equity investment in Banco de Galicia y Buenos Aires S.A. has been recognized at its equity method as of September 30, 2009 and December 31, 2008, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 2.c. to the consolidated financial statements from Argentine GAAP.

The equity investments in Net Investment S.A., Galicia Warrants S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. are recognized using the equity method as of September 30, 2009 and December 31, 2008, where applicable.

The equity investment in Sudamericana Holding S.A. has been recorded using the equity method, on the basis of the financial statements dated June 30, 2009 and September 30, 2008, and considering the significant changes occurred from such dates to the closing date of the corresponding financial statements.

The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendence (S.S.N.), without recognizing the effect of inflation for January and February, 2003. This criterion is not in accordance with Argentine GAAP in force. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

Galval Agente de Valores S.A.'s financial statements were originally issued in foreign currency and later converted into pesos as detailed below:

- Assets and liabilities were converted at the buying exchange rate established by Banco de la Nacion Argentina in force at the closing of operations on the last working day of the period/fiscal year.
- Capital and capital contributions have been computed for the amounts actually disbursed.
- Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.
- Results for the period were determined as the difference between the opening balance and closing balance of accumulated earnings.
- Items in the Income Statement were converted into pesos applying the monthly average exchange rates.

As of December 31, 2008, negotiable obligations due 2011 issued by Banco Galicia Uruguay S.A. were valued at face value, plus interest accrued at such date.

d. Goodwill
Goodwill resulting from the acquisition of shares in other companies, which is recorded under "Investments", has been valued at its acquisition cost, net of the corresponding accumulated depreciation, calculated proportionally over the estimated useful life.

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the optional system
         for the mandatory acquisition of shares in a public offering"
                 Notes to the Financial Statements (Continued)
       (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:        Continued

Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at period/fiscal year-end.

e. Fixed assets
Fixed assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property. See Schedule A.

The updated residual value of the assets, taken as a whole, does not exceed their combined market value at period/year-end.

f. Financial debt
Financial debt has been valued pursuant to the amount of money received, net of transaction costs, plus financial interest accrued based on the internal rate of return estimated at the initial recording time.

Financial debts in foreign currency have been valued at the selling exchange rate quoted by Banco de la Nacion Argentina as of period/year end.

g. Income tax and minimum presumed income tax
The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 13 to the financial statements).

The Company determines the minimum presumed income tax at the statutory rate of 1% of the computable assets at year-end. This tax is supplementary to the income tax. The Company's tax liability for each fiscal year shall be determined by the higher of the two taxes.

It is worth noting that, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

Based on the foregoing, as of September 30, 2009, the Company records credit for $ 908.

h. Derivatives
As of September 30, 2009 and December 31, 2008, derivatives have been valued at their estimated current value at those dates.

Differences originated from the application of measurement criteria, corresponding to derivatives considered ineffective hedge instruments, have been recognized in results for the period; while differences corresponding to derivatives in the form of hedge instruments effective to cover cash flow risks have been recognized in shareholders' equity under "Valuation adjustment of hedging derivatives". These balances are reclassified to results for the period in which the covered item affects such results.

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the optional system
         for the mandatory acquisition of shares in a public offering"
                 Notes to the Financial Statements (Continued)
       (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:        Continued

i. Shareholders' Equity
i.1. Activity in the shareholders' equity accounts has been restated as mentioned in paragraphs five and six of this note.

The "Subscribed and paid in capital" account has been stated at its face value and at the value of the contributions in the currency value of the period in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the "Principal Adjustment" account.

i.2. Income and expense accounts
The results for each period are presented in the period in which they accrue.

j. Statement of Cash Flows
"Cash and due from banks" and investments held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

                                                       09.30.09       12.31.08
                                                     ------------   ------------
Cash and due from banks (Note 2)                              121            217
Investments (Schedule C and D)                             16,400         27,345
                                                     ------------   ------------
Total                                                      16,521         27,562
                                                     ============   ============
NOTE 2:        CASH AND DUE FROM BANKS

The breakdown of this caption was the following:

                                                       09.30.09       12.31.08
                                                     ------------   ------------
Cash                                                           11             10
Due from banks - current accounts (Note 11)                   110            207
                                                     ------------   ------------
Total                                                         121            217
                                                     ============   ============

NOTE 3:        OTHER RECEIVABLES

The breakdown of this caption was the following:

                                                       09.30.09       12.31.08
                                                     ------------   ------------
Current
Tax credit                                                  3,056          2,025
Promissory notes receivable (Note 11 and
 Schedule G)                                                1,479          3,524
Sundry debtors (Note 11)                                    1,833            768
Prepaid expenses                                               16              2
Balance of futures contracts to be
 settled (Note 15)                                              -         15,827
Other                                                          70             12
                                                     ------------   ------------
Total                                                       6,454         22,158
                                                     ============   ============

                                                       09.30.09       12.31.08
                                                     ------------   ------------
Non-Current
Tax credit - mandatory savings                                  5              5
Tax credit - income tax (Note 13)                           1,345          2,253
Promissory notes receivable (Note 11
 and Schedule G)                                           51,240         43,740
Sundry debtors (Note 11 and Schedule G)                         1          2,107
                                                     ------------   ------------
Total                                                      52,591         48,105
                                                     ============   ============

NOTE 4:        FINANCIAL DEBT

The breakdown of this caption was the following:

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the optional system
         for the mandatory acquisition of shares in a public offering"
                 Notes to the Financial Statements (Continued)
       (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

                                                       09.30.09       12.31.08
                                                     ------------   ------------
Current
Debt from financial institution from abroad
 (Note 18 and Schedule G)                                       -        220,336
Negotiable obligations (Note 17 and Schedule G)           124,243              -
                                                     ------------   ------------
Total                                                     124,243        220,336
                                                     ============   ============

                                                       09.30.09       12.31.08
                                                     ------------   ------------
Non-Current
Negotiable obligations (Note 17 and Schedule G)            42,968              -
                                                     ------------   ------------
Total                                                      42,968              -
                                                     ============   ============

NOTE 5:        SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

The breakdown of this caption was the following:

                                                       09.30.09       12.31.08
                                                     ------------   ------------
Current
Argentine integrated social security system                    51             66
Other                                                           3              3
Provision for annual legal bonus (SAC)                         52              -
Provision for bonuses                                         161            216
Provision for retirement insurance                            413            583
Provision for Directors' and Syndics' fees                    161             60
                                                     ------------   ------------
Total                                                         841            928
                                                     ============   ============

NOTE 6:        TAX LIABILITIES

The breakdown of this caption was the following:

                                                       09.30.09       12.31.08
                                                     ------------   ------------
Current
Income tax - withholdings to be deposited                      46             54
Provision for income tax (net) (Note 13)                   25,255              -
Provision for turnover tax (net)                               20             49
Provision for tax on personal assets - substitute
 taxpayer                                                   3,174          4,066
Provision for minimum presumed income tax                       -            869
                                                     ------------   ------------
Total                                                      28,495          5,038
                                                     ============   ============

NOTE 7:        OTHER LIABILITIES

The breakdown of this caption was the following:

                                                       09.30.09       12.31.08
                                                     ------------   ------------
Current
Sundry creditors (Schedule G)                               1,134              4
Provision for expenses (Note 11 and Schedule G)             3,331          2,664
Balance of futures contracts to be
 settled (Note 15)                                          6,169              -
Directors' qualification bonds                                  3              3
                                                     ------------   ------------
Total                                                      10,637          2,671
                                                     ============   ============

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the optional system
         for the mandatory acquisition of shares in a public offering"
                 Notes to the Financial Statements (Continued)
       (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 7:        Continued

                                                            09.30.09       12.31.08
                                                          ------------   ------------
Non-Current
Directors' qualification bonds                                       6              6
                                                          ------------   ------------
Total                                                                6              6
                                                          ============   ============

NOTE 8:        CAPITAL STATUS

As of September 30, 2009, capital status was as follows:

                                                                           Restated
                                                                          at constant
Capital stock issued, subscribed, paid in and recorded     Face value      currency
-------------------------------------------------------   ------------   ------------
Balances as of 12.31.07                                      1,241,407      1,519,538
Balances as of 12.31.08                                      1,241,407      1,519,538
Balances as of 09.30.09                                      1,241,407      1,519,538

NOTE 9: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS AND DEBTS

As of September 30, 2009, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:

                                                                      Salaries and
                                         Other                       social security
                        Investments   receivables   Financial debt    contributions    Tax Liabilities   Other liabilities
                        -----------   -----------   --------------   ---------------   ---------------   -----------------
1st. Quarter (*)             12,391         4,959                -               106                66               2,717
2nd. Quarter (*)              4,009         1,479                -               574                 -                   -
3rd. Quarter (*)             15,143             -          124,243               161            28,429               6,172
4th. Quarter (*)                  -            16                -                 -                 -               1,748
After one year (*)                -        52,585           42,968                 -                 -                   6
                        -----------   -----------   --------------   ---------------   ---------------   -----------------
Subtotal falling due         31,543        59,039          167,211               841            28,495              10,643
No set due date           2,118,562             6                -                 -                 -                   -
Past due                          -             -                -                 -                 -                   -
                        -----------   -----------   --------------   ---------------   ---------------   -----------------
Total                     2,150,105        59,045          167,211               841            28,495              10,643
                        ===========   ===========   ==============   ===============   ===============   =================
Non-interest bearing      2,118,562         6,326                -               841            28,495              10,643
At variable rate              9,548        52,719                -                 -                 -                   -
At fixed rate                21,995             -          167,211                 -                 -                   -
                        -----------   -----------   --------------   ---------------   ---------------   -----------------
Total                     2,150,105        59,045          167,211               841            28,495              10,643
                        ===========   ===========   ==============   ===============   ===============   =================

----------
(*) As from the date of these financial statements.

NOTE 10:       EQUITY INVESTMENTS

The breakdown of equity investments was the following:

                                       As of September 30, 2009
------------------------------------------------------------------------------------------------------
                                                   Shares                     Percentage held in
                                        ----------------------------   -------------------------------
Issuing company                             Class          Number      Total capital    Possible votes
-------------------------------------   --------------   -----------   -------------   ---------------
                                        Ord. Class "A" 101
Banco de Galicia y Buenos Aires S.A.    Ord. Class "B"   532,440,386
                                                         -----------
                                             Total       532,440,487       94.685266         94.685270
                                                         ===========
Net Investment S.A.                        Ordinary           10,500       87.500000         87.500000
Sudamericana Holding S.A.                  Ordinary          162,447       87.500337         87.500337
Galicia Warrants S.A.                      Ordinary          175,000       87.500000         87.500000
GV Mandataria de Valores S.A.              Ordinary           10,800       90.000000         90.000000
Galval Agente de Valores S.A.              Ordinary       34,976,594      100.000000        100.000000

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the optional system
         for the mandatory acquisition of shares in a public offering"
                 Notes to the Financial Statements (Continued)
       (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 10: Continued

                                       As of December 31, 2008
------------------------------------------------------------------------------------------------------
                                                   Shares                     Percentage held in
                                        ----------------------------   -------------------------------
Issuing company                             Class          Number      Total capital   Possible votes
-------------------------------------   --------------   -----------   -------------   ---------------
                                        Ord. Class "A" 101
Banco de Galicia y Buenos Aires S.A.    Ord. Class "B"   532,293,758
                                                         -----------
                                            Total        532,293,859       94.659191         94.659195
                                                         ===========
Net Investment S.A.                        Ordinary           10,500       87.500000         87.500000
Sudamericana Holding S.A.                  Ordinary          162,447       87.500337         87.500337
Galicia Warrants S.A.                      Ordinary          175,000       87.500000         87.500000
GV Mandataria de Valores S.A.              Ordinary           10,800       90.000000         90.000000
Galval Agente de Valores S.A.              Ordinary       16,874,250      100.000000        100.000000

The financial condition and results of controlled companies were the following:

                                     As of September 30, 2009 (*)
------------------------------------------------------------------------------------------------------
                                                                       Shareholders'
                                            Assets       Liabilities      equity          Net income
-------------------------------------   --------------   -----------   -------------   ---------------
Banco de Galicia y Buenos Aires S.A.        26,006,578    23,933,708       2,072,870           118,195
Net Investment S.A.                                468           290             178              (638)
Galicia Warrants S.A.                           30,067        16,312          13,755             8,087
Galval Agente de Valores S.A.                    3,597         1,243           2,354            (3,121)
GV Mandataria de Valores S.A.                    1,226         1,129              97                69
Sudamericana Holding S.A. (**)                 246,157       162,252          83,905            19,836

----------
(*) See Note 1.c.2.
(**) Financial condition and results as of 06.30.09.

                   As of December 31, 2008 and results as of September 30, 2008 (*)
------------------------------------------------------------------------------------------------------
                                                                       Shareholders'
                                            Assets       Liabilities      equity          Net income
-------------------------------------   --------------   -----------   -------------   ---------------
Banco de Galicia y Buenos Aires S.A.        24,439,812    22,485,146       1,954,666           154,447
Net Investment S.A.                                579           537              42              (602)
Galicia Warrants S.A.                           19,471        12,485           6,986             3,143
Galval Agente de Valores S.A.                    1,726           143           1,583              (222)
GV Mandataria de Valores S.A.                      776           746              30                (5)
Sudamericana Holding S.A. (**)                  77,462           395          77,067            16,067

----------
(*) See Note 1.c.2.
(**) Financial condition as of 09.30.08 and results as of 06.30.08.

NOTA 11:       SECTION 33 OF LAW 19550 GOVERNING COMMERCIAL COMPANIES

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

Banco de Galicia y Buenos Aires S.A.

                                                                          9.30.09         12.31.08
                                                                       -------------   ---------------
Assets
Cash and due from banks - current accounts (Note 2)                              103               202
Investments - special current accounts (Schedule D)                                1                 -
Investments - time deposits (Schedule D)                                       6,034            11,838
Other receivables - promissory notes receivable
 (Note 3 and Schedule G)                                                      52,719            47,264
Balance of futures contracts to be settled (Note 15)                               -            15,827
                                                                       -------------   ---------------
Total                                                                         58,857            75,131
                                                                       =============   ===============

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the optional system
         for the mandatory acquisition of shares in a public offering"
                 Notes to the Financial Statements (Continued)
       (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 11:       Continued

                                                      09.30.09       12.31.08
                                                    ------------   ------------
Liabilities
Other liabilities - provision for expenses
 (Note 7)                                                    427            279
                                                    ------------   ------------
Total                                                        427            279
                                                    ============   ============

                                                      09.30.09       12.31.08
                                                    ------------   ------------
Memorandum Accounts
Forward  purchase of foreign  currency  without
 delivery of the underlying  asset (Note 15)                   -        169,197
                                                    ------------   ------------
Total                                                          -        169,197
                                                    ============   ============

                                                      09.30.09       09.30.08
                                                    ------------   ------------
Income
Financial income - interest on special current
 accounts                                                     1              -
Financial income - interest on time deposits                 734            637
Financial income - interest on promissory notes
 receivable                                                1,614          2,220
Other income and expenses - fixed assets under
 lease                                                       289            313
                                                    ------------   ------------
Total                                                      2,638          3,170
                                                    ============   ============

                                                      09.30.09       09.30.08
                                                    ------------   ------------
Expenses
Administrative expenses (Schedule H)
  Trademark leasing                                          854            805
  Bank expenses                                                6              4
  General expenses                                           208            327
  Expenses  corresponding  to the issuance of
   the Global  Program for the Issuance of
   Negotiable Obligations                                     42              -
                                                    ------------   ------------
Total                                                      1,110          1,136
                                                    ============   ============
Banco Galicia Uruguay S.A.

                                                      09.30.09       12.31.08
                                                    ------------   ------------
Assets
Investments - negotiable obligations
 (Schedules C and G)                                           -            715
Other receivables - sundry debtors (Note 3 and
 Schedule G)                                                   -          2,107
                                                    ------------   ------------
Total                                                          -          2,822
                                                    ============   ============

                                                      09.30.09       09.30.08
                                                    ------------   ------------
Income
Financial income - interest on negotiable
 obligations                                                   6             37
                                                    ------------   ------------
Total                                                          6             37
                                                    ============   ============

Galval Agente de Valores S.A.
                                                      09.30.09       12.31.08
                                                    ------------   ------------
Liabilities
Other liabilities - provision for expenses
 (Note 7 and Schedule G)                                      25             16
                                                    ------------   ------------
Total                                                         25             16
                                                    ============   ============

                                                      09.30.09       09.30.08
                                                    ------------   ------------
Expenses
Administrative expenses (Schedule H)
 General expenses                                             62             47
                                                    ------------   ------------
Total                                                         62             47
                                                    ============   ============

NOTE 11: Continued

Galicia Seguros S.A.

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the optional system
         for the mandatory acquisition of shares in a public offering"
                 Notes to the Financial Statements (Continued)
       (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

                                                      09.30.09       09.30.08
                                                    ------------   ------------
Income
Other income and expenses - fixed assets under
 lease                                                       136            112
                                                    ------------   ------------
Total                                                        136            112
                                                    ============   ============

Net Investment S.A.

                                                      09.30.09       12.31.08
                                                    ------------   ------------
Assets
Other receivables - sundry creditors (Note 3)                201            201
                                                    ------------   ------------
Total                                                        201            201
                                                    ============   ============

GV Mandataria de Valores S.A.

                                                      09.30.09       12.31.08
                                                    ------------   ------------
Assets
Other receivables - sundry creditors (Note 3)                757            567
                                                    ------------   ------------
Total                                                        757            567
                                                    ============   ============

Sudamericana Holding S.A.

                                                      09.30.09       09.30.08
                                                    ------------   -----------
Expenses
Administrative expenses (Schedule H)
 General expenses                                          1,924              -
Financial income and by holding - generated by liabilities
Interest - on loans                                       11,712              -
                                                    ------------   ------------
Total                                                     13,636              -
                                                    ============   ============

Galicia Warrants S.A.

                                                      09.30.09       12.31.08
                                                    ------------   ------------
Assets
Other receivables - sundry creditors (Note 3)                875              -
                                                    ------------   ------------
Total                                                        875              -
                                                    ============   ============

NOTE 12:       RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Law Governing Commercial Companies, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

NOTE 13:       INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

                                         Losses       Investments      Total
                                      ------------   ------------   -----------
Assets
Balances as of 12.31.07                          -              8             8
Charge to income                             1,271            815         2,086
Other                                            -            166           166
Balances as of 12.31.08                      1,271            989         2,260
Charge to income                           (1,206)            507          (699)
Other                                         (65)              -           (65)
Balances as of 09.30.09                          -          1,496         1,496

NOTE 13:       Continued

                                         Losses       Investments      Total
                                      ------------   ------------   -----------
Liabilities
Balances as of 12.31.07                          6              -             6
Charge to income                                 1              -             1
Balances as of 12.31.08                          7              -             7
Charge to income                                (1)           145           144
Balances as of 09.30.09                          6            145           151

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the optional system
         for the mandatory acquisition of shares in a public offering"
                 Notes to the Financial Statements (Continued)
       (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

As the above-mentioned information shows, as of September 30, 2009 and December 31, 2008 the Company's deferred tax assets amounted to $ 1,345 and $ 2,253, respectively.

Accumulated tax losses pending being used as of December 31, 2008, amount approximately to $ 3,446 and can be compensated with future fiscal-year taxable income, as follows:

Argentine source                                              Deferred
tax loss            Issuance year    Amount     Year due     tax assets
-----------------   -------------   --------   ----------   -------------
Rest                         2008      3,446         2013           1,206

As regards the deferred tax liabilities stemming from the difference between the carrying value adjusted for inflation of the fixed assets and the taxable value (or income tax base), Grupo Financiero Galicia S.A. decided not to record said liabilities but to submit a note to the financial statements presenting the supplementary information required to be included in the Response (identified as 7) to Question 3 of Interpretation No. 3 of F.A.C.P.C.E.

The deferred tax liabilities created due to the effect of the adjustment for inflation of the non-monetary assets amount to $ 320 and $ 323, as of September 30, 2009 and December 31, 2008, respectively. They mainly stem from the real estate valuation. Said liabilities are expected to revert in approximately 42 years, the remaining useful life of real estate, being the amount for each fiscal year of $ 8.

The classification of assets and liabilities by net deferred tax recorded in accordance with its expected reversion term is shown in Note 9.

The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss before tax:

                                                      09.30.09       09.30.08
                                                    ------------   ------------
Income before income tax                                 207,995        144,298
Income tax rate in force                                      35%            35%
Result for the period at the tax rate                     72,798         50,504
Permanent differences at the tax rate
 Increase in income tax
 - Expenses not included in tax return                     8,997          4,839
 - Other causes                                              452          1,081
 Decrease in income tax
   - Expenses included in tax return                           -            (34)
   - Results on investments in related
      institutions                                       (49,855)       (58,752)
  - Other causes                                          (4,360)           (64)
   - Regularization of deferred tax assets                     -          2,131
                                                    ------------   ------------
Total income tax charge recorded - loss/(income)        28,032           (295)
                                                    ============   ============

The following table shows the reconciliation of tax charged to results to tax determined for the period for tax purposes:

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the optional system
         for the mandatory acquisition of shares in a public offering"
                 Notes to the Financial Statements (Continued)
       (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 13:       Continued

                                                      09.30.09       09.30.08
                                                    ------------   ------------
Total income tax charge recorded - loss/(income)          28,032           (295)
Temporary differences
  Increase in assets due to deferred tax                       -          2,426
  Decrease in assets due to deferred tax                    (699)             -
  Increase in liabilities due to deferred tax               (144)             -
  Impairment of value of assets due to
   deferred tax                                                -         (2,131)
                                                    ------------   ------------
Total tax determined for tax purposes                     27,189              -
                                                    ============   ============

Breakdown of net income tax provision:

                                                      09.30.09       12.31.08
                                                    ------------   ------------
Total tax determined for tax purposes                     27,189              -
Tax Credit                                                (1,934)             -
                                                    ------------   ------------
Income tax provision (net)                                25,255              -
                                                    ============   ============

NOTE 14:       EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of September 30, 2009 and 2008:

                                                      09.30.09       09.30.08
                                                    ------------   ------------
Income for the period                                    179,963        144,593
Outstanding ordinary shares weighted average           1,241,407      1,241,407
Diluted ordinary shares weighted average               1,241,407      1,241,407
Earnings per ordinary share
- Basic                                                   0.1450         0.1165
- Diluted                                                 0.1450         0.1165

NOTE 15:       DERIVATIVES

On October 14, 2008, a forward foreign currency hedge contract was entered into, aimed at covering the risk associated with the exchange rate exposure of financial debts in U.S. Dollars.

As mentioned in the paragraph above, since the Company's purpose when entering into this contract was to reduce its exposure to US Dollar fluctuations and denominate its future commitments in Pesos, and the main terms of the contract (amount and due date) were similar to those of the financial debt, the contract has been considered a hedging instrument effective to cover cash flow risks related to the item being covered (financial debts).

As of December 31, 2008, changes in the market value of this derivative for $ 14,421 have been charged to Shareholders' Equity, under "Adjustment to the valuation of hedging derivatives".

On January 6, 2009, due to the payment of the financial debts in foreign currency, which are covered by the derivative, a sales contract under similar terms was entered into in order to offset the effects of the above mentioned forward purchase agreement. Therefore, the reversal of the aforementioned valuation adjustment was carried out on that date, being charged to income for the period.

Later, the Company entered into a forward foreign currency hedge contract with the purpose of covering the risk associated with the exchange rate exposure of Negotiable Obligations issued in U.S. dollars. As of September 30, 2009, the following contract is outstanding:

                          Amount in the
 Reference foreign      reference foreign        Forward exchange        Exchange rate
    currency         currency (in thousands)     rate ($ for US$)       for settlement     Settlement date
------------------   -----------------------   ---------------------   -----------------   ---------------
       US$        (1)        31,000         (2)               4.2600        B.C.R.A.    (3)       05.31.10

NOTE 15: Continued

----------
(1) U.S. dollars.

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the optional system
         for the mandatory acquisition of shares in a public offering"
                 Notes to the Financial Statements (Continued)
       (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

(2) This hedge contract sets forth that if during the currency thereof the exchange rate is lower than or equal to $ 3.50 (three pesos and fifty cents), the Company shall have to furnish a security in favor of the contracting party for an amount equivalent to the difference between the reference exchange rate of $ 3.75 (three pesos and seventy five cents) and the exchange rate in force at the time such security is furnished, for the amount of the contract.
(3) Reference exchange rate set by the Argentine Central Bank. (Communique "A"
3500).

Settlement of this transaction at the settlement date shall be carried without the physical delivery of the currency. That is to say, it shall be by compensation or difference between the spot exchange rate for settlement and the forward exchange rate.

As of September 30, 2009, changes in the market value of derivatives considered effective hedging documents for $ (6,169) have been charged to Shareholders' Equity under "Adjustment to the valuation of hedging derivatives", and shall be recorded as results when the covered item affects such results.

NOTE 16: SITUATION OF THE FINANCIAL AND CAPITAL MARKETS
Since the previous fiscal year, the most important financial markets in the world have been affected by a high volatility of the price of stock securities and debt securities, what led to a significant reduction of credit. This behavior shown by financial markets has affected real economy, what was evidenced by a decrease in the level of activity of the world's economy.

As regards Argentina, stock exchanges also showed significant variations in the price of government and corporate securities, as well as in interest rates, country risk and exchange rates.
It is worth noting that, during the last quarter, a significant improvement in the economic variables was shown, both in international and domestic markets.

The Company's Management is constantly assessing and monitoring the above-described situation, with the purpose of adopting the measures necessary to mitigate the effects thereof. These financial statements shall be considered in the light of the above-described circumstances.

NOTE 17:       GLOBAL PROGRAM FOR THE ISSUANCE OF NEGOTIABLE OBLIGATIONS

On March 9, 2009, the General Ordinary Shareholders' Meeting approved the creation of a Global Program for the Issuance of simple Negotiable Obligations, not convertible into shares. Such Negotiable Obligations may be short-, mid- and/or long-term, secured or unsecured, peso-denominated, dollar-denominated or else may be in any other currency, subject to the compliance with all the legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable, and for a maximum outstanding face value of up to US$ 60,000 (sixty million US Dollars) or the equivalent thereof in another currency.

The maximum term of the program shall be five years as of the date the program is authorized by the C.N.V., or for any longer term authorized pursuant to regulations in force.

Apart from that, the Negotiable Obligations may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period the program is outstanding, with the possibility to re-issue the amortized classes and/or series without exceeding the program's total amount, and with the possibility that the maturity dates of the different classes and/or series issued occur after the program's expiration date, with amortization terms not to be lower than the minimum term or higher than the maximum term permitted by the regulations set forth by the C.N.V., among other characteristics thereof.

By means of resolution No. 16113 dated April 29, 2009, the C.N.V. decided to authorize, with certain conditions, the creation of the Global Program. On May 8, 2009, together with the release of such conditions, the C.N.V approved the Price Supplement of the Negotiable Obligations Class I, Series I and II, for a face value of US$ 45,000.

NOTE 17:       Continued

On June 4, 2009, Series I and II corresponding to Negotiable Obligations Class I were issued, the main characteristics of which are described as follows:

                                 Issuance price
                  Face Value      (in thousands                                                      Book value
  Series No.     amount in US$        of US$)      Term (in days)   Maturity date   Interest rate        $
-------------   ---------------   --------------   --------------   -------------   --------------   ----------

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the optional system
         for the mandatory acquisition of shares in a public offering"
                 Notes to the Financial Statements (Continued)
       (Figures stated in thousands of pesos ($) and U.S. dollars (US$))

     I               34,404          0.09268            360           05.30.10           (*)          124,243
                                                                                    Annual nominal
    II               10,596          0.10348            720           05.25.11          12,5%          42,968

----------
(*) Negotiable Obligations Series I do not accrue interest as they were issued on a discounted base.

NOTE 18:       SIGNIFICANT EVENTS FOR THE PERIOD. REPAYMENT OF FINANCIAL DEBTS

On January 7, 2009, the loan for US$ 62,000, which matured on July 25, 2009, was repaid in advance through a sole and final payment of US$ 39,100, with own funds and funds from financing granted by local institutions.

Due to the aforementioned transaction, Grupo Financiero Galicia S.A. recorded non-recurring extraordinary income for $ 85,550, which arises from considering the original amount of the loan for US$ 62,000, plus interests that, as of January 6, 2009 amounted to US$ 1,883 and were waived, less the amount of US$ 39,100 for the repayment in full of the debt.

The financing granted by local institutions referred to in the first paragraph was repaid with funds obtained from the issuance of Negotiable Obligations. (See
Note 17 to the financial statements.)

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the optional system
         for the mandatory acquisition of shares in a public offering"
           Fixed assets and investments in assets of a similar nature
               For the nine-month period ended September 30, 2009 presented in comparative format.
                     (Figures stated in thousands of pesos)

                                                                      Schedule A

                                                                       Depreciations
                                                     -------------------------------------------------
                                                     Accumulated                           Accumulated               Net book
                    At                    Balance        at                                    at                    value for
                 beginning               at fiscal    beginning      Rate     Amount for    the close    Net book    previous
Main account      of year    Increases    year end     of year     annual %   the period     of year      value     fiscal year
--------------   ---------   ---------   ---------   -----------   --------   ----------   -----------   --------   -----------
Real estate          3,446           -       3,446           441          2           49           490      2,956         3,005
Furniture and
 facilities            220           -         220           211         20            2           213          7             9
Machines and
 equipment             413          34         447           383         20           15           398         49            30
Hardware               267           -         267           234         20            8           242         25            33
Totals as of
 09.30.09            4,346          34       4,380         1,269                      74         1,343      3,037             -
Totals as of
 12.31.08            4,322          24       4,346         1,170                      99         1,269          -         3,077

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the optional system
         for the mandatory acquisition of shares in a public offering"
                                    Goodwill
               For the nine-month period ended September 30, 2009 presented in comparative format.
                     (Figures stated in thousands of pesos)

                                                                      Schedule B

                                                                       Depreciations
                                                     -------------------------------------------------
                                                     Accumulated                           Accumulated               Net book
                    At                    Balance        at                                    at                    value for
                 beginning               at fiscal    beginning      Rate     Amount for    the close    Net book    previous
Main account      of year    Increases    year end     of year     annual %   the period     of year      value     fiscal year
--------------   ---------   ---------   ---------   -----------   --------   ----------   -----------   --------   -----------
Goodwill            12,788           -      12,788         1,812         10          959         2,771     10,017        10,976
 (Schedule C)
Totals as of        12,788           -      12,788         1,812                     959         2,771     10,017             -
 09.30.09
Totals as of        12,788           -      12,788           533                   1,279         1,812          -        10,976
 12.31.08

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the optional system
         for the mandatory acquisition of shares in a public offering"
             Investments in shares and other negotiable securities
                               Equity investments
               For the nine-month period ended September 30, 2009
                        presented in comparative format.
                     (Figures stated in thousands of pesos)

                                                                      Schedule C

Issuance and                                                                              Equity      Recorded        Value
characteristics                           Face                    Market       Market     method     value as of   recorded as
of the securities            Class        value      Number        cost        price       value       09.30.09     of 12.31.08
-----------------------   ------------   -------   -----------   ---------   ---------   ---------   -----------   -----------
Current investments (*)
 (Schedule G)
Government securities
 from abroad                                                             -           -           -             -           191
Exchange trade funds
 from abroad (E.T.Fs)                                                7,545       7,621           -         7,621             -
Negotiable Obligations
 (Note 11)                                                           7,544       7,522           -         7,522             4
                                                                 ---------   ---------   ---------   -----------   -----------
Total                                                               15,089      15,143           -        15,143           195
                                                                 ---------   ---------   ---------   -----------   -----------
Non-current investments
 Corporations. Section
 33 of Law No.19550:
Controlled Companies
 (Note 10 and
 Schedule G):
                            Class "A"
Banco de Galicia y          ordinary       0.001           101
Buenos Aires S.A.           Class "B"
                            ordinary       0.001   532,440,386
                                                   -----------
                                                   532,440,487   3,027,934   1,187,342   2,020,418     2,020,418     1,898,232
                                                   -----------
                            Goodwill
                          (Schedule B)                              12,788           -           -        10,017        10,976
Galicia Warrants S.A.       Ordinary       0.001       175,000      11,829           -      12,045        12,045         6,123
Galval Agente de
 Valores S.A.               Ordinary       0.001    34,976,594       5,759           -       2,354         2,354         1,583
Net Investment S.A.         Ordinary       0.001        10,500      22,341           -         156           156            39
Sudamericana
 Holding S.A.               Ordinary       0.001       162,447      42,918           -      73,484        73,484        56,127
GV Mandataria de
 Valores S.A.               Ordinary       0.001        10,800          11           -          88            88            27
                                                                 ---------   ---------   ---------   -----------   -----------
Subtotal                                                         3,123,580   1,187,342   2,108,545     2,118,562     1,973,107
                                                                 ---------   ---------   ---------   -----------   -----------
Other (*)
Negotiable obligations
 (Note 11 and
 Schedule G)                                                             -           -           -             -           711
                                                                 ---------   ---------   ---------   -----------   -----------
Subtotal                                                                 -           -           -             -           711
                                                                 ---------   ---------   ---------   -----------   -----------
Total                                                            3,123,580   1,187,342   2,108,545     2,118,562     1,973,818
                                                                 =========   =========   =========   ===========   ===========

----------
(*) Include accrued interest, if applicable.

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the optional system
         for the mandatory acquisition of shares in a public offering"
             Investments in shares and other negotiable securities
                         Equity investments (continued)
               For the nine-month period ended September 30, 2009
                        presented in comparative format.
                     (Figures stated in thousands of pesos)

                                                          Schedule C (continued)

                                                    INFORMATION ON THE ISSUING COMPANIES
                          ----------------------------------------------------------------------------------------
                                                    Latest financial statements (Note 10)
                          ----------------------------------------------------------------------------------------
Issuance and                 Principal                                                             Percentage of
characteristics of        line of equity                Capital        Net        Shareholders'   equity held in
the securities              business         Date        Stock       income         equity       the capital stock
-----------------------   --------------   --------   -----------   ---------    -------------   -----------------
Non-current investments
 Corporations. Section
 33 of Law No.19550:
Controlled Companies
 (Note 10):
Banco de Galicia y        Financial
 Buenos Aires S.A.         Activities      09.30.09       562,327     118,195 (1)    2,072,870           94.685266
                          Issuance of
                           deposit
                           certificates
Galicia Warrants S.A.      and warrants    09.30.09           200       8,087 (1)       13,755           87.500000
Galval Agente de          Custody of
Valores S.A.               Securities      09.30.09         5,475(2)   (3,121)(1)        2,354          100.000000
Net Investment S.A.       Information
                           Technology      09.30.09            12       (638) (1)          178           87.500000
                          Financial and
Sudamericana               investment      06.30.09           186      26,331 (3)       83,905           87.500337
 Holding S.A.              activities
GV Mandataria de
 Valores S.A.             Agent            09.30.09            12          69 (1)           97           90.000000

----------
(1) For the nine-month period ended 09.30.09. (2) Equivalent to 34,976,594 thousand Uruguayan pesos. (3) For the fiscal year ended 06.30.09.

                          Grupo Financiero Galica S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                Other Investments
               For the nine-month period ended September 30, 2009
                        presented in comparative format.
                     (Figures stated in thousands of pesos)
                                                                      Schedule D

                                                                Value recorded    Value recorded
Main account and characteristics                                as of 09.30.09    as of 12.31.08
------------------------------------------------------------    ---------------   ---------------
Current investments (*)
Deposits in special current accounts
 (Note 11 and Schedule G)                                                 8,223            15,169
Mutual Funds (Schedule G)                                                 1,927               147
Time deposits (Note 11 and Schedule G)                                    6,250            11,838
                                                                ---------------   ---------------
Total                                                                    16,400            27,154
                                                                ===============   ===============

----------
(*) Include accrued interest, if applicable.

                          Grupo Financiero Galica S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                     Foreign Currency Assets and Liabilities
               For the nine-month period ended September 30, 2009
                        presented in comparative format.
                     (Figures stated in thousands of pesos)

                                                                      Schedule G

                                                                            Amount in
                                                                            Argentine                           Amount in
                                                                            currency                            Argentine
                                           Amount and type of   Exchange     as of       Amount and type of    currency as
Captions                                   foreign currency       rate      09.30.09      foreign currency       12.31.08
-----------------------------------------  ------------------  ----------  -----------  ---------------------  ------------
Total assets
Current assets
Investments
- Deposits in special current accounts       US$     2,161.95       3.803        8,222    US$        4,444.50       15,169
- Mutual Funds                               US$        28.25       3.803          107    US$           10.91           37
- Government securities from abroad          US$            -       3.803            -    US$           55.97          191
- Exchange   trade  funds  from  abroad
   (E.T.Fs.)                                 US$     2,003.90       3.803        7,621    US$               -            -
- Negotiable obligations                     US$     1,977.92       3.803        7,522    US$            1.10            4
Other receivables
- Promissory notes receivable                US$       388.96       3.803        1,479    US$        1,032.39        3,524
Total Current Assets                                                            24,951                              18,925
Non-current assets
Other receivables
- Sundry debtors                             US$            -       3.803            -    US$          617.31        2,107
- Promissory notes receivable                US$    13,473.62       3.803       51,240    US$       12,815.70       43,740
Investments
- Negotiable obligations                     US$            -       3.803            -    US$          208.32          711
- Equity investments                         US$       618.97       3.803        2,354    US$          463.78        1,583
Total Non-Current Assets                                                        53,594                              48,141
Total Assets                                                                    78,545                              67,066
Liabilities
Current liabilities
Financial debt
- From financial institution from abroad     US$            -       3.843            -    US$       63,809.96      220,336
- Negotiable obligations                     US$    32,329.82       3.843      124,243    US$               -             -
Other liabilities
- Provision for expenses                     US$       589.19       3.843        2,264    US$          290.79        1,004
- Provision for expenses                   (euro)        2.55       5.627           15   (euro)             -             -
- Sundry creditors                           US$       274.00       3.843        1,053    US$               -             -
Total Current Liabilities                                                      127,575                             221,340
Non-current liabilities
Financial debt
- Negotiable obligations                     US$    11,180.84       3.843       42,968    US$               -             -
Total Non-Current Liabilities                                                   42,968                                    -
Total Liabilities                                                              170,543                             221,340
Memorandum Accounts
- Forward purchase of foreign currency      US$     31,000.00       3.843      119,133    US$       49,000.00      169,197

                          Grupo Financiero Galica S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
       Information required by Section 64, subsection b) of Law No. 19550
               For the nine-month period ended September 30, 2009 presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule H

                                                    Total as of       Administrative      Total as of
Captions                                             09.30.09           Expenses           09.30.08
-----------------------------------------------   ----------------   ----------------   ----------------
Salaries and Social Security Contributions                   2,159              2,159              1,820
Bonuses                                                        170                170                141
Entertainment, travel, and per diem                             17                 17                 38
Personnel Services                                               5                  5                 58
Training expenses                                                3                  3                106
Retirement insurance                                           420                420                413
Directors' and syndics' fees                                   780                780                916
Fees for services                                            4,317              4,317              2,172
Taxes                                                        6,669              6,669              4,480
Security services                                                3                  3                  3
Insurance                                                      225                225                218
Stationery and office supplies                                  27                 27                 27
Electricity and communications                                  64                 64                 60
Maintenance expenses                                             6                  6                  8
Depreciation of fixed assets                                    74                 74                 74
Bank charges (*)                                                88                 88                 10
Condominium Expenses                                            55                 55                 46
General expenses (*)                                           830                830                559
Vehicle expenses                                                79                 79                 81
Leasing of brand (*)                                            46                 46                 43
Expenses corresponding to the issuance of the
 "Global Program for the Issuance                              449                449                -
of Negotiable Obligations" (*)
                                                  ----------------   ----------------   ----------------
Totals                                                      16,486             16,486             11,273
                                                  ================   ================   ================

----------
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19550. See Note 11 to the financial statements.

                          Grupo Financiero Galica S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
         Additional Information to the Notes to the Financial Statements
          For the nine-month period commenced January 1, 2009 and
                        ended September 30, 2009, presented in
                               comparative format.
                     (figures stated in thousands of pesos)

NOTE 1: SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS
               None.

NOTE 2: SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE PERIODS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARABILITY WITH THOSE PRESENTED IN PRIOR PERIODS, OR THAT WILL BE PRESENTED IN FUTURE PERIODS.
               None.

NOTE 3:        CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES
               a)     Receivables: See Note 9 to the financial statements.
               b)     Debts: See Note 9 to the financial statements.

NOTE 4: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS
               a) Receivables: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.
               b) Debts: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.

NOTE 5:        BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS - SECTION 33 OF
               LAW 19550 See Note 10 and Schedule C to the financial statements.

NOTE 6: RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE As of September 30, 2009 and December 31, 2008 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7:        PHYSICAL INVENTORY OF INVENTORIES
               As of September 30, 2009 and December 31, 2008, the Company did not have any inventories.

NOTE 8:        CURRENT VALUES
               See Notes 1.c. and 1.d. to the financial statements.

NOTE 9:        FIXED ASSETS
               See Schedule A to the financial statements.
               a)     Fixed assets that have been technically appraised:
                      As of September 30, 2009 and December 31, 2008, the Company did not have any fixed assets that have been technically appraised.
               b) Fixed assets not used because they are obsolete: As of September 30, 2009 and December 31, 2008, the Company did not have any obsolete fixed assets which have a book value.

NOTE 10:       EQUITY INVESTMENTS
               The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

NOTE 11:       RECOVERABLE VALUES
               As of September 30, 2009 and December 31, 2008, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in using their economic utilization value, based on the possibility of absorbing future depreciation charges with the profits reported by it.

                          Grupo Financiero Galica S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
   Additional Information to the Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 12:       INSURANCE
               As of September 30, 2009 and December 31, 2008, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                                               Book Value as of      Book Value as of
                Insured assets       Risks covered         Insured amount          09.30.09              12.31.08
               ----------------   ---------------------   ----------------   -------------------   --------------------
                Office assets      Fire, thunderbolt,           200                   81                   72
                                    and/or explosion.

NOTE 13:       POSITIVE AND NEGATIVE CONTINGENCIES
               a) Elements used for the calculation of provisions, the total or partial balances of which exceed two percent of Shareholders' Equity:
                      None.
               b) Contingencies which, at the date of the financial statements, are not of remote occurrence, the effects of which have not been given accounting recognition: As of September 30, 2009 and December 31, 2008 there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14:       IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS
               a)     Status of capitalization arrangements:
                      As of September 30, 2009 and December 31, 2008, there were no irrevocable contributions towards future share subscriptions.
               b) Cumulative unpaid dividends on preferred shares: As of September 30, 2009 and December 31, 2008, there were no cumulative unpaid dividends on preferred shares.

NOTE 15:       RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS See
               Note 12 to the financial statements.

                          Grupo Financiero Galica S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
        Supplementary and Explanatory Statement by the Board of Directors
          For the nine-month period commenced January 1, 2009 and ended
              September 30, 2009, presented in comparative format.
                     (figures stated in thousands of pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. Current Assets:
a) Receivables:
1) See Note 9 to the financial statements.
2) See Notes 3 and 9 to the financial statements.
3) As of September 30, 2009 and December 31, 2008, the Company had not set up any allowances or provisions.

b) Inventories:
As of September 30, 2009 and December 31, 2008, the Company did not have any inventories.

B. Non-Current Assets:
a) Receivables:
As of September 30, 2009 and December 31, 2008, the Company had not set up any allowances or provisions.

b) Inventories:
As of September 30, 2009 and December 31, 2008, the Company did not have any inventories.

c) Investments:
See Note 10 and Schedule C to the financial statements.

d) Fixed assets:
1) As of September 30, 2009 and December 31, 2008, the Company did not have any fixed assets that have been technically appraised.
2) As of September 30, 2009 and December 31, 2008, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible assets:
1) See Note 1.d and Schedules B and C to the financial statements.
2) As of September 30, 2009 and December 31, 2008, there were no deferred charges.

C. Current Liabilities:
a) Liabilities:
1) See Note 9 to the financial statements.
2) See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. Allowances and provisions:
As of September 30, 2009 and December 31, 2008, the Company had not recorded any allowances or provisions.

E. Foreign Currency Assets and Liabilities: See Note 1.b. and Schedule G to the financial statements.

F. Shareholders' Equity:
1) As of September 30, 2009 and December 31, 2008, the Shareholders' Equity did not include the "Irrevocable Advances towards future share issues" account.
2) As of September 30, 2009 and December 31, 2008, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

                          Grupo Financiero Galica S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
  Supplementary and Explanatory Statement by the Board of Directors (Continued)
                     (figures stated in thousands of pesos)

G. Miscellaneous:
1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.
2) See Notes 9 and 11 to the financial statements.
3) As of September 30, 2009 and December 31, 2008 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.
4) See Notes 9 and 11 to the financial statements.
5) As of September 30, 2009 and December 31, 2008, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                          Book Value as of     Book Value as of
 Insured assets     Risks covered     Insured amount          09.30.09            12.31.08
---------------    ---------------   ----------------    ------------------   ------------------
 Office assets          Fire,               200                  81                  72
                     thunderbolt,
                       and/or
                      explosion.

6) As of September 30, 2009 and December 31, 2008, there were no contingencies highly likely to occur which have not been given accounting recognition.
7) As of September 30, 2009 and December 31, 2008, the Company did not have any receivables including implicit interest or index adjustments.

As of September 30, 2009, the Company has negotiable obligations issued at a discounted rate. See Note 17 to the financial statements. As of December 31, 2008, the Company did not have any debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Autonomous City of Buenos Aires, November 09, 2009.

                          Grupo Financiero Galica S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
              Informative Review as of September 30, 2009 and 2008
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

Grupo Financiero Galicia S.A.'s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the nine-month period ended September 30, 2009 amounted to $179,963. This profit has been mainly generated as a consequence of the reduction of debt due to the repayment in advance of the loan the Company had been granted by a foreign institution, and the valuation of equity investments in our subsidiaries.

On April 29, 2008, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to distribute the Retained Earnings as of December 31, 2007, through the allocation of $ 2,302 to Legal Reserve and $ 43,735 to Discretionary Reserve.

On July 28, 2008, Grupo Financiero Galicia S.A. paid the first installment of the unsecured loan in US Dollars taken out in July 2007. The remaining balance of US$ 62,000, which matured on July 25, 2009, was repaid in advance on January 7, 2009 through a sole and final payment of US$ 39,100, with own funds and funds from financing granted by local institutions. (See Note 18 to the financial statements.)

On March 9, 2009 the General Ordinary Shareholders' Meeting approved the creation of a Global Program for the Issuance of Simple Negotiable Obligations, not convertible into shares, for a maximum outstanding face value that shall not exceed US$ 60,000 (sixty million US Dollars) or the equivalent thereof in another currency.

By means of Resolution No. 16113 dated April 29, 2009, the National Securities Commission decided to authorize, with certain conditions, the creation of a Global Program for the Issuance of simple Negotiable Obligations, non-convertible into shares, for a maximum face amount outstanding at any time during the life of the Program that cannot exceed US$ 60,000 or its equivalent in any other currency. On May 8, 2009, together with the release of such conditions, the National Securities Commission approved the Price Supplement of the Negotiable Obligations Class I, Series I and II, for a face value of US$ 45,000. On June 4, 2009, the above-mentioned Series were issued. (See Note 17 to the financial statements.)

On April 28, 2009, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to distribute the Retained Earnings as of December 31, 2008, through the allocation of $ 8,841 to Legal Reserve and $ 167,978 to Discretionary Reserve.

BALANCE SHEET FIGURES

                            09.30.09      09.30.08        09.30.07       09.30.06       09.30.05
                          ------------   ------------   ------------   ------------   ------------
Assets
Current assets                  38,118         21,849         93,189        354,057         17,682
Non-current assets           2,174,190      1,980,670      1,777,162      1,361,520      1,598,227
                          ------------   ------------   ------------   ------------   ------------
Total Assets                 2,212,308      2,002,519      1,870,351      1,715,577      1,615,909
                          ------------   ------------   ------------   ------------   ------------
Liabilities
Current liabilities            164,216        203,415         65,178         15,460         16,686
Non-current liabilities         42,974              6        195,311              6              6
Total Liabilities              207,190        203,421        260,489         15,466         16,692
Shareholders' equity         2,005,118      1,799,098      1,609,862      1,700,111      1,599,217
                          ------------   ------------   ------------   ------------   ------------
Total                        2,212,308      2,002,519      1,870,351      1,715,577      1,615,909
                          ============   ============   ============   ============   ============

                          Grupo Financiero Galica S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
              Informative Review as of September 30, 2009 and 2008
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NET INCOME STATEMENT FIGURES

                             09.30.09      09.30.08      09.30.07      09.30.06      09.30.05
                            ----------    ----------    ----------    ----------    ----------
Ordinary operating result      114,635       157,669           960         5,126       177,314
Financial results               93,088       (11,618)        4,373       109,977        (1,149)
Other income and expenses          272        (1,753)         (855)        1,617      (133,620)
Net Operating Income           207,995       144,298         4,478       116,720        42,545
Income Tax                     (28,032)          295        (3,084)      (43,385)       37,134
                            ----------    ----------    ----------    ----------    ----------
Net Income                     179,963       144,593         1,394        73,335        79,679
                            ==========    ==========    ==========    ==========    ==========

RATIOS

                             09.30.09      09.30.08      09.30.07      09.30.06      09.30.05
                            ----------    ----------    ----------    ----------    ----------
Liquidity                      0.23212       0.10741       1.42976      22.90149       1.05969
Credit standing                9.67767       8.84421       6.18015     109.92571      95.80739
Capital assets                 0.98277       0.98909       0.95018       0.79362       0.98906

The individual financial statements have been considered in order to disclose the Balance Sheet figures and net Income statement figures, as the consolidated financial statements are presented in line with the provisions of Communique "A" 3147 from the Argentine Central Bank and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

Equity investments in other companies
o     Banco de Galicia y Buenos Aires S.A.
      See the Notes to the consolidated financial statements that correspond to Banco de Galicia y Buenos Aires S.A.

o     Net Investment S.A.
      The business volume reached during fiscal year 2008 was not enough to cover the company's operating expenses. Taking into consideration the economic estimates for fiscal year 2009, Net Investment S.A.'s Board of Directors decided to refocus its operations and rightsize its structure, pursuant to the new order of activities to be carried out.

      Due to the circumstances mentioned in the previous paragraph, the company entered into agreements for the payment of irrevocable contributions with its shareholders. Such agreements provide for the allocation of irrevocable contributions to cover the losses recorded at the end of this present fiscal year.

      As of September 30, 2009, irrevocable contributions for the amount of $ 771 were paid, which had been approved by Net Investment S.A.'s Board of Directors.

      The Board of Directors is working on finding new business alternatives.

o     Sudamericana Holding S.A.
      Sudamericana Holding S.A. is a holding company providing life, retirement, property, and casualty insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. has the remaining 12.50%.

      The insurance business undertaken by the Company is one of the most important aspects of Grupo Financiero Galicia S.A.'s strategy to strengthen its position as a leading financial services provider.

      Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business, during the fiscal period commenced on January 1, 2009 and ended on September 30, 2009, amounted to $ 158,238.

                          Grupo Financiero Galica S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
              Informative Review as of September 30, 2009 and 2008
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

      As of September 30, 2009, these companies had approximately 4.1 million insured in all their lines of business.

      From a commercial standpoint, within a more favorable context, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies' sales.

      As a result of this effort, the premium volume for the third quarter of 2009 exceeded that for the same period of the previous year by 3%.

      Sudamericana Holding S.A.'s Ordinary and Extraordinary Meeting held on October 28, 2009, decided to distribute cash dividends for $ 17,000.

o     Galicia Warrants S.A.
      Galicia Warrants S.A. was established in 1993. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

      The company has its corporate headquarters in Buenos Aires and an office in the city of Tucuman, through which it has developed the warrants issuance market and has incorporated the storage service in different regional economies and geographic areas of the country.

      On July 8, the company sold its grain storage plant located in San Salvador, province of Entre Rios, for the amount of US$ 5,209, payable in ten equal, annual and consecutive installments as from June 5, 2010. (See
      Note 26 to the consolidated financial statements).

      As of September 30, 2009, the result for the period before income tax amounts to $ 12,475, mainly generated by income from services for $ 8,086 and income from the sale of the plant mentioned in the previous paragraph for $10,629.

      To date, deposit certificates and warrants were issued for $ 158,330, regarding merchandise under custody located throughout the country, made up of different products.

      During the third quarter, the warrants issuance market showed a better performance, trend expected to continue during the rest of the fiscal year.

o     Galval Agente de Valores S.A.
      Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides services as a securities agent in Uruguay. Grupo Financiero Galicia S.A. has a 100% interest in this company.

      On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of the Company with the Registry of the Stock Exchange.

      As from September, 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of September 30, 2009 it holds customers' securities in custody for US$ 108,344, of which US$ 17,143 correspond to the holding of securities belonging to Grupo Financiero Galicia S.A.

      As of September 30, 2009, Galval Agente de Valores S.A. had recorded income for US$ 388, with a recorded net loss of US$ 882.

      Results for fiscal year 2009 shall be subject to the level of recovery the global economy may experience, and to the impact such recovery may have on the region.

                          Grupo Financiero Galica S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
              Informative Review as of September 30, 2009 and 2008
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

      At the date of these financial statements, September 30, 2009, the Company has received capital contributions for US$ 811.

      If customers were to start looking for investments in the market that were profitable for the company (profitability not achieved nowadays with the conservative position of customers), that would have a positive impact on the increase in income from fees from securities trading operations.

o     GV Mandataria de Valores S.A.
      On July 16, 2008, GV Mandataria de Valores S. A. was registered with the Corporation Control Authority (I.G.J.). The equity investment held by Grupo Financiero Galicia in this company is 90%, while the remaining 10% interest is held by Galval Agente de Valores S. A.

      The Company's main purpose is to represent, act as agent and carry out other brokerage activities of any sort, both for domestic and foreign companies.

      In December 2008, the company entered into an agency agreement with Sociedad Galval Agente de Valores S.A., being nowadays the only activity it carries out.

      Income from services amounted to $ 2,495 for the fiscal period commenced January 1, 2009 and ended September 30, 2009, with a pretax net income of $ 110.

Grupo Financiero Galicia S.A.'s outlook for the rest of fiscal year 2009 is basically linked to the development of the Argentine economy, and particularly the evolution of the financial system. (See Note 16 to the financial statements.)

Autonomous City of Buenos Aires, November 09, 2009.

                  REPORT OF THE SUPERVISORY SYNDICS' COMMITTEE

To the Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 - 2nd floor Autonomous City of Buenos Aires

1. In our capacity as Syndics of Grupo Financiero Galicia S.A., we have performed a limited review of the Balance Sheet of Grupo
     Financiero Galicia S.A. (the "Company") as of September 30, 2009, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the nine-month period then ended, as well as supplementary Notes 1 to 18, Schedules A, B, C, D, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange, and the Informative Review to that date, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the nine-month period ended September 30, 2009, with Notes 1 to 27, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our work was conducted in accordance with standards applicable to syndics in Argentina. These standards require the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who issued their limited review report on November 9, 2009, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. A limited review mainly involves applying analytical procedures to the accounting information and making inquiries to the staff responsible for accounting and financial issues. The scope of such review is substantially more limited than that of an audit of the financial statements, the objective of which is to issue an opinion on the financial statements as a whole. Therefore, we do not express such an opinion. We have not evaluated the business criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

     In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the nine-month period ended September 30, 2009 contain the information required by Section 68 of the Rules and Regulations of the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), Section 2 of the Rules concerning Accounting Documentation of the Cordoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

     We also report that, in compliance with the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances.

3. The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2.c to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

4. Based on our review, with the scope mentioned in paragraph 2 above, we report that the financial statements of Grupo Financiero Galicia S.A. as of September 30, 2009 and its consolidated financial statements at that date, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in paragraph 3 above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make. In compliance with the legality control that is part of our field of competence, we have no observations to make.

     As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the nine-month period ended September 30, 2009, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company's Board of Directors.

     Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

Autonomous City of Buenos Aires, November 09, 2009.


                                          For the Supervisory Syndics' Committee

[GRAPHIC OMITTED] PRICEWATERHOUSECOOPERS

                              Limited Review Report

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Legal address:
Tte. Gral. Juan D. Peron 456 - 2nd floor Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1. We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of September 30, 2009, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the nine-month periods ended September 30, 2009 and 2008, as well as supplementary Notes 1 to 18 and Schedules A, B, C, D, G and H, the Additional Information to the Notes to the Financial Statements required by
     Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules concerning Accounting Documentation Regulations of the Cordoba Stock Exchange Regulations and the Informative Review to those dates, which supplement them. Furthermore, we have performed a limited review of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of September 30, 2009, and the consolidated income statements and consolidated statements of cash flows and cash equivalents for the nine-month periods ended September 30, 2009 and 2008, together with Notes 1 to 27, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly involve applying analytical procedures to the financial statement figures and making inquiries to the Company staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company's financial condition, the results of its operations, changes in its shareholders' equity and cash flows, or on its consolidated financial condition, the consolidated results of its operations and consolidated cash flows.

3. The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2c. to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the Autonomous City of Buenos Aires.

4. On February 12, 2009 we issued our audit report on the Company's financial statements and consolidated financial statements for the fiscal years ended December 31, 2008 and 2007 with an unqualified opinion, without qualifications regarding the Argentine Central
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     Bank's regulations and departures from professional accounting standards similar to those indicated in item 3 above.

5. Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2008 and 2007 mentioned in item 4, we express the following:

     a) the financial statements of Grupo Financiero Galicia S.A. as of September 30, 2009 and 2008 and its consolidated financial statements at those dates, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in item 3 above, with professional accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make.

     b) the comparative information included in the parent-only and consolidated balance sheet and in supplementary Notes and Schedules to the attached financial statements stems from financial statements of Grupo Financiero Galicia S.A. as of December 31, 2008.

6. As called for by the regulations in force, we report that:

a) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of the Law Governing Commercial Companies, and pertinent resolutions of the National Securities Commission.

b) The financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

c) We have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange and the Informative Review as of September
     30, 2009 and 2008, about which, insofar as concerns our field of competence, we have no significant observations to make other than the one mentioned in item 3 above. Projections about future events contained in that information are the exclusive responsibility of the Company's Board of Directors.
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d)   As of September 30, 2009, Grupo Financiero Galicia S.A.'s accrued debt with the Argentine Integrated Social Security System, which stems from the accounting records and settlements carried out by the Company, amounted to $ 40,494.88, which was not yet due at that date.

Autonomous City of Buenos Aires, November 09, 2009.


                                                   PRICE WATERHOUSE & CO. S.R.L.